Amendment No. 2 to draft registration statements as confidentially submitted to the U.S. Securities and Exchange Commission on May 6, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

GLGHK LIMITED

(Exact name of registrant as specified in its charter)

_____________________________

British Virgin Islands	7900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room A, 18/F., Genesis,

33-35 Wong Chuk Hang Road,
Hong Kong
+852-2388-8830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________

[Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

With a Copy to:

Lawrence Venick, Esq. Loeb & Loeb LLP 10100 Santa Monica Boulevard Suite 2200 Los Angeles, CA 90067 Telephone: +1 310 728 5129	Steven Schuster, Esq Zhaocong “Richard” Xu, Esq McLaughlin & Stern, LLP 260 Madison Avenue, 18th Floor New York, NY 10016 Telephone: (212) 448 6216

_____________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth Company as defined in Rule 405 of the Securities Act of 1933

Emerging growth Company ☒

If an emerging growth Company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [ ], 2026

GLGHK LIMITED

[    ] Class A Ordinary Shares

This is the initial public offering of GLGHK Limited. We are offering [  ] Class A Ordinary Shares of GLGHK Limited.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares of no par value each (the “Class A Ordinary Shares”). It is currently estimated that the initial public offering price per Class A Ordinary Share will be between $[  ] and $[  ]. We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[ ].” We cannot guarantee that we will be successful in listing our Class A Ordinary Shares on Nasdaq. This offering is conditioned upon the successful listing of our Class A Ordinary Shares on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

Upon completion of this Offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of our Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such conversion number of fully paid Class A Ordinary Shares calculated at the conversion rate. See “Description of Share Capital and Memorandum and Articles of Association — Our Memorandum and Articles — Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, 8,000,000 Class A Ordinary Shares and no Class B Ordinary Shares were issued and outstanding. A shareholder must keep more than 4,000,000 Ordinary Shares to control 50% of the voting right of our Company and control the outcome of matters submitted to shareholders for approval. We will issue [  ] Class A Ordinary Shares in this Offering. Subsequent to the Offering, [  ] Class A Ordinary Shares and no Class B Ordinary Shares will be issued and outstanding. A shareholder must keep more than [  ] Ordinary Shares after the Offering to control 50% of the voting right of our Company and control the outcome of matters submitted to shareholders for approval.

Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares (including Class B Ordinary Shares) to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where the Shares are fully paid, by or on behalf of that shareholder; and where the Shares are partly paid, by or on behalf of that shareholder and the transferee. Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien. There is no restriction for potential future issuances of Class B Ordinary Shares. If such occurred, Class A shareholders’ shareholding will be diluted. There is no sunset provisions to limit the lifespan of the Class B Ordinary Shares and death of a Class B shareholder or intra-family transfers of Class B Ordinary Shares would not require conversion of the Class B Ordinary Shares.

References to the “Company,” “Group,” “we,” “us” and “our” in the prospectus are to GLGHK Limited (“GLG”), the British Virgin Islands (“BVI”) entity that will issue the Class A Ordinary Shares being offered. References to “GLG (HK)” are to Golf Lifestyle Group Company Limited, our Operating Subsidiary in Hong Kong. We are not a Hong Kong operating company, but an offshore holding company incorporated in the BVI. As a holding company with no material operations of our own, we conduct our operations through our Operating Subsidiary in Hong Kong, GLG (HK). This is an offering of the Class A Ordinary Shares of GLG, the holding company in the BVI, instead of the shares of GLG (HK). Investors should be aware they may never hold equity interests in the Hong Kong operating company directly. Investors are purchasing equity solely in GLG, which directly owns equity interests in the Hong Kong operating company.

Investors are cautioned that you are not buying shares of a Hong Kong-based operating company but instead are buying shares of GLG. GLG is not a Hong Kong operating company but a BVI holding company with operations conducted by our subsidiary in Hong Kong. You may never directly hold any equity interest in our operating entities. This structure involves unique risks to investors, and the PRC regulatory authorities could disallow this structure which would likely result in a material change in our operations in Hong Kong and/or a material change in the value of the securities GLG is registering for sale, including that it could cause the value of such securities to significantly decline or be worthless.

The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Class A Ordinary Shares offered in this prospectus are shares of our BVI holding company, which has no material operations and conducts substantially all of its operations through the operating entity established in Hong Kong, primarily “GLG (HK),” our wholly-owned subsidiary.

We do not have any operations in Mainland China and currently do not have or intend to have any Operating Subsidiary in Mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in Mainland China but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. We are subject to certain legal and operational associated with our operating entity being based in Hong Kong, having all of its operations to date in Hong Kong and having existing or potential clients who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. Additionally, the legal and operational risks associated with operating in Mainland China may also apply to the operations of our subsidiary in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to us, given the operations of GLG (HK) in Hong Kong and the possibilities that the PRC government may exercise significant oversight and discretion over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of GLG (HK)’s operation, or in the event that we or our Operating Subsidiary, GLG (HK), were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material change in our operations and/or the value of the securities GLG is registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 15 and “Risk Factors — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 20.

We are aware that since 2021, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” for further information.

Recent statements by the PRC government indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2024. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2024, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies already listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2024. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures.

As of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiary do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiary have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Neither we nor our subsidiary are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Class A Ordinary Shares on the United States or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We and our Operating Subsidiary may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 18.

As confirmed by Loeb & Loeb LLP, our Hong Kong counsel, that based on its understanding of current Hong Kong laws, as of the date of this prospectus, we are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. As of the date of this prospectus, apart from business registration certificates, the Company and/or its subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Operating Subsidiary in Hong Kong, GLG (HK), has received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates, and no permission or approval has been denied. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Although the Company and its subsidiary are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, the Company and its subsidiary are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) sets out the principles that a person (“Data User”) who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data (“Personal Data”) must follow in any acts concerning information, existing in a form which access to or processing of is practicable, which relates to the Personal Data that can be used to identify a living individual. Alleged failure to comply with applicable laws and regulations regarding data security or failure to protect user privacy, regardless of their validity, may result in negative news or media coverage of our business which may in turn damage our reputation, erosion of customer faith in us and material negative impact on our business, results of operations, and financial condition. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. The PDPO does not prescribe any express remedies regarding an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the PDPO. See “Risk Factors — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 22.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines we filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2024, a legislation entitled “Consolidated Appropriations Act, 2025” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Class A Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identified the registered public accounting firms in Mainland China and Hong Kong that were subject to such determinations.

The auditor of the Company, KD & Co., which is headquartered in Hong Kong, was not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2024, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2024, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

GLG is a holding company with limited liability incorporated in the BVI, and relies on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to GLG.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from GLG to our subsidiary or from our subsidiary to GLG, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Our BVI holding company, GLG, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiary to the BVI holding company. As of the date of the prospectus, and for the years ended December 31, 2024 and 2025, neither we nor our subsidiary have declared or made any dividend or contribution to its shareholders. As of the date of the prospectus, and for the years ended December 31, 2024 and 2025, we have not made any distribution of dividends or assets, cash transfers, capital contributions or loans among the holding company or any of our subsidiary.

We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. GLG is a BVI company, and not a Hong Kong company. There are currently no restrictions on foreign exchange and there are no limitations on the ability of GLG to transfer cash to or from its subsidiary or to investors under Hong Kong Law. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of GLG to transfer cash and/or assets. Since there was no transfer of cash between GLG and its subsidiary, and there are currently no limitations on the ability of GLG to transfer cash to or from its subsidiary or to investors under Hong Kong Law, the Group has not established cash management policies that dictate how funds are transferred. See “Dividend Policy”, “Risks Relating to our Corporate Structure”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any Class A Ordinary Shares, you should carefully read the discussion of material risks of investing in our Class A Ordinary Shares in “Risk Factors” beginning on page 15 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “— Implications of Being a Foreign Private Issuer” for additional information.

Neither the U.S. SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
IPO price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)	Represents underwriting discounts of seven (7.0%) of the public offering price per Class A Ordinary Share. Does not include a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of this offering payable to Pacific Century Securities, LLC (the “Representative”). Furthermore, we agreed to reimburse the underwriters for certain expenses, not to exceed an aggregate of $250,000. See the section titled “Underwriting” beginning on page 106 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[  ], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering, which consists of [  ] Class A Ordinary Shares offered by the Group, is conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We granted the underwriters an option for forty-five (45) days from the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), for the purpose of covering over-allotments, at the IPO price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable by us will be $[  ] based on an assumed IPO price of $[  ] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $[  ].

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about [  ], 2026.

Pacific Century Securities, LLC

The date of this prospectus is [   ], 2026.

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the BVI. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until [  ], 2026 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” “the Company”, “our Group”, “the Group” and “GLG” refer to GLGHK Limited, a BVI company, and in the context of describing its operations and business, its subsidiary. In addition, in this prospectus:

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, 2004, as amended;

●	“China”, the “PRC” or “Mainland China” refers to the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

●	“GLG (HK)” or “Operating Subsidiary” refers to Golf Lifestyle Group Company Limited, our wholly owned subsidiary;

●	“HK$” or “Hong Kong dollars” or “HKD” refers to the legal currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association to become effective prior to the effectiveness of this registration statement;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Class A Ordinary Shares of the Company with no par value and Class B Ordinary Shares of the Company with no par value; and

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through our Operating Subsidiary using Hong Kong dollars, the currency of Hong Kong. The Operating Subsidiary reporting currency is in Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

The Group’s fiscal year ends on December 31.

TRADEMARKS

Our logo and some of our trademarks and tradenames are used or incorporated by reference in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Business Summary

Overview

Founded with the vision of elevating the way people in Asia experience golf, leisure and premium living, we have grown from a niche golf services provider into an integrated lifestyle platform that connects golfers, travelers and high-quality lifestyle consumers across Hong Kong. Through our ecosystem of golf services, lifestyle membership programs, curated events, travel offerings, and digital platforms, we seek to redefine what it means to live a modern, aspirational, experience-driven lifestyle.

Today, we stand at the intersection of sports, leisure, technology and premium consumption. By leveraging years of industry experience, strategic partnerships with leading financial institutions, and an expanding network of golf, travel and lifestyle service providers, we aim to build one of Asia’s most influential golf-centric lifestyle brands.

We trace our origins to a simple insight: that golf is more than a sport — it is a lifestyle reflecting connection, wellness, exploration and personal aspiration. After decades of working within golf retail, course access networks, travel planning and corporate events, our founder saw a widespread gap between rising consumer expectations for premium, curated experiences and the fragmented, largely offline golf and leisure ecosystem in Asia.

Recognizing that golfers and high-quality lifestyle consumers sought convenience, exclusivity and personalized service, our founder set out to create a platform that would integrate golf bookings, travel experiences, event participation and lifestyle privileges into a cohesive, digitally enabled membership model. This became our foundation.

Since the incorporation of our Operating Subsidiary in Hong Kong in 2012, we have continued to expand our service pillars—from golf event organization and membership programs to lifestyle curation, e-commerce and cross-border travel services. These efforts culminated in the development of our flagship Golf Cards membership and payment ecosystem, built in partnership with leading financial institutions. Today, our brand reflects the premium yet approachable lifestyle we aim to deliver.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

●	Integrated golf and lifestyle service ecosystem;

●	Differentiated portfolio of offerings for a broad customer base;

●	Highly scalable, partnership-driven model with low capital intensity;

●	Strong brand positioning and deep industry relationships;

●	Integrated digital infrastructure and data-driven capabilities;

●	Experience-based lifestyle curation;

●	Loyal and growing member base with strong engagement;

●	Visionary and seasoned management team.

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Our Growth Strategies

We intend to pursue the following strategies to further expand our business:

●	Further develop and expand our integrated golf-centric lifestyle ecosystem;

●	Enhance and scale our Golf Cards membership and payment ecosystem;

●	Strengthen our event, media and marketing capabilities to grow brand influence;

●	Accelerate digital platform development and expand our online-offline lifestyle network;

●	Grow our travel and cross-border golf tourism services;

●	Leverage our long-standing industry experience to deepen partnerships and corporate solutions;

●	Continue enhancing customer experience and service quality;

●	Explore selective expansion opportunities and new revenue streams.

Corporate Information

Our principal executive office is located at Room A, 18/F., Genesis, 33-35 Wong Chuk Hang Road, Hong Kong, and our phone number is +852-2388-8830. Our registered office in the BVI is located at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. We maintain a corporate website at https://www.glg.com.hk/en. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We appointed [Cogency Global Inc.], at [122 East 42nd Street, 18th Floor, New York, NY 10168], as our agent upon whom process may be served in any action brought against us under the securities laws of the US.

Corporate History and Structure

We are a BVI business company incorporated on March 6, 2026 under the name GLGHK Limited. Our Operating Subsidiary, Golf Lifestyle Group Company Limited, was incorporated in Hong Kong on May 29, 2012.

The following diagram illustrates our corporate structure as of the date of this prospectus.

Chow Pei Fung Audrey
Yu Chun Fai
99.8%
Public Float
Madrona Estates Limited
Pre-Offering:
66.7% Class A
0.00% Class B
Pre-Offering:
32% Class A
0.00% Class B
Pre-Offering:
0.00% Class A
0.00% Class B
Post-Offering:
[ ]% Class A
[ ]% Class B
Post-Offering:
[ ]% Class A
[ ]% Class B
Post-Offering:
[ ]% Class A
[ ]% Class B
GLGHK Limited
(British Virgin Islands)
100%
Golf Lifestyle Group Company Limited
(Hong Kong)

(1)	GLGHK Limited is a holding company with no operations on its own. The Class A Ordinary Shares offered in this prospectus are those of GLGHK Limited.
(2)	GLGHK Limited conducts all its operations through its wholly-owned Operating Subsidiary, Golf Lifestyle Group Company Limited, which is incorporated under the laws of Hong Kong.

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Transfers of Cash to and from Our Operating Subsidiary in Hong Kong

GLG is a holding company with limited liability incorporated in the BVI, and relies on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to GLG.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash from GLG to our Operating Subsidiary or vise vera. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Operating Subsidiary to us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between GLG and its Hong Kong Operating Subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to GLG and U.S. investors and amounts owed.

Our BVI holding company, GLG, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiary to the BVI holding company. As of the date of the prospectus, and for the years ended December 31, 2025 and 2024, neither we nor our subsidiary have declared or made any dividend or contribution to its shareholders. As of the date of the prospectus, and for the years ended December 31, 2025 and 2024, we have not made any distribution of dividends or assets, cash transfers, capital contributions or loans among the holding company or any of our subsidiary.

We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. GLG is a BVI company, and not a Hong Kong company. Our board of directors has complete discretion as to whether to distribute dividends and, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the BVI law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, there are currently no restrictions on foreign exchange and there are no limitations on the ability of GLG to transfer cash to or from its subsidiary or to investors under Hong Kong Law nor there is any restrictions and limitations to distribute earnings from the subsidiary, to GLG and U.S. investors and amounts owed. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of GLG to transfer cash and/or assets.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Doing Business in Hong Kong and the PRC

●	All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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●	Our business, financial conditions and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us.

●	Investors are cautioned that you are buying shares of a BVI holding company with operations conducted in Hong Kong by its subsidiary.

●	The PRC government may at any time in the future exert substantial influence over the manner in which we must conduct our business activities, in which case we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S. exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Class A Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We and our Operating Subsidiary may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiary.

●	Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Risks Related to Our Corporate Structure

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI and we and all of our directors and officers are based in Hong Kong.

●	We rely on dividends and other distributions on equity by our subsidiary to fund any cash and financing requirements we may have. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to our subsidiary in Hong Kong or from our subsidiary in Hong Kong to the Company, our shareholders and U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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Risks Related to Our Business and Industry

●	Severe weather patterns may adversely affect our ability to deliver golf-related experiences, disrupt event operations and partner-venue access, and negatively impact our business and results of operations.

●	Economic downturns could negatively affect our business, financial condition and results of operations.

●

Our Hong Kong Golf Show is conducted pursuant to an informal arrangement with the Outdoor and Sport Expo 2025 organizer, and we have no formal agreement securing our exclusive participation in future editions of the Outdoor and Sport Expo 2025.

●	We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives.

●	Changes in consumer spending patterns, particularly discretionary expenditures for leisure, recreation and travel, are susceptible to factors beyond our control that may reduce demand for our products and services.

●	We have significant operations concentrated in a limited geographic region, and any disruptions or increased competition in these markets could harm our business, financial condition and results of operations.

●	We rely on third-party golf-course partners and service providers for key operational functions, and any failure by such partners to perform, or any disruption in these relationships, may adversely affect our business and results of operations.

●	Negative publicity could reduce demand for our products and services, and adverse litigation against us could materially affect our business, financial condition and results of operations.

●	Increases in our cost of equipment rentals, service providers, insurance premiums, partner-venue fees, vendor costs and taxes could reduce our operating margins and harm our business, financial condition and results of operations.

●	Renovations, upgrades or operational changes undertaken by our partner golf courses, venues or service providers, as well as upgrades to our own digital and operational systems, may cause disruptions, increase costs or impair our ability to compete effectively.

●	Our success is dependent on the continued service of our senior management and key employees.

●	Competition in the golf-lifestyle, leisure and experiential industry may have a material adverse effect on our business and results of operations.

●	We may seek to expand through acquisitions of, or investments in, other businesses, technologies or platforms, each of which may divert management’s attention, result in dilution to our shareholders, increase expenses, disrupt our operations or otherwise harm our results of operations.

●	Cybersecurity risks and cyber incidents may adversely affect our business by disrupting our operations, compromising confidential information, enabling misappropriation of assets, and damaging our business relationships, all of which could negatively impact our business and results of operations.

●	Our insurance coverage may be inadequate for the risks associated with our operations, and uninsured or under-insured losses could materially and adversely affect our business, financial condition and results of operations.

●	Our growth strategy contemplated by our business plan may not be achievable or successful.

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Risks Related to Customer Privacy, Cybersecurity and Data

●	Changes in laws or regulations relating to privacy, data protection or the transfer of personal data, or any actual or perceived failure by us or our partners to comply with such requirements, could adversely affect our business, financial condition and results of operations.

●	We may be subject to theft, loss, or misuse of personal data relating to our employees, customers or other third parties, which could increase our expenses, harm our reputation and result in legal or regulatory proceedings.

●	If our information technology systems or sensitive information, or those of our collaborators or other contractors or consultants, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to, a significant disruption of services and our ability to operate our business effectively, regulatory investigations or actions, litigation, fines and penalties, reputational harm, loss of revenue or profits, and other adverse consequences.

Risks Related to Our Class A Ordinary Shares and this Offering

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

●	There has been no public market for our Class A Ordinary Shares prior to this Offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

●	The market price for the Class A Ordinary Shares may be volatile.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

●	Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

●	Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

●	You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Class A Ordinary Shares.

●	We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will incur increased costs as a result of being a public company.

●	Our management team has limited experience managing a public company.

●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

●

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

●	Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate combined financial statements or comply with applicable regulations could be impaired.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	Proposed revised Nasdaq listing standards may impact our ability to successfully complete the Offering and maintain our listing.

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Permission Required From Hong Kong and Chinese Authorities

We are aware that since 2021, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” for further information.

Recent statements by the PRC government indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2024. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2024, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

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Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies already listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2024. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures.

As of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiary do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiary have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Neither we nor our subsidiary are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

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However, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Class A Ordinary Shares on the United States or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risk Factors — There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We and our Operating Subsidiary may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 18.

As confirmed by Loeb & Loeb LLP, our Hong Kong counsel, that based on its understanding of the current Hong Kong laws, as of the date of this prospectus, we are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiary or denied by any relevant authorities. As confirmed by Loeb & Loeb LLP, our Hong Kong counsel, as of the date of this prospectus, apart from business registration certificates, the Company and/or its subsidiary are not required to obtain any permission or approval from Hong Kong authorities to operate our business. As confirmed by Loeb & Loeb LLP, our Hong Kong counsel, our Operating Subsidiary in Hong Kong, GLG (HK), has received all requisite permission or approval from the Hong Kong authorities to operate its businesses in Hong Kong, namely the business registration certificates, and no such permission or approval has been denied as of the date of this prospectus. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Although the Company and its subsidiary are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, the Company and its subsidiary are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) which sets out the principles that a person who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data (“Data User”) must follow in any acts concerning information, existing in a form which access to or processing of is practicable, which relates to the Personal Data that can be used to identify a living individual. Alleged failure to comply with applicable laws and regulations regarding data security or failure to protect user privacy, regardless of their validity, may result in negative news or media coverage of our business which may in turn damage our reputation, erosion of customer faith in us and material negative impact on our business, results of operations, and financial condition. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. The PDPO does not prescribe any express remedies regarding an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the PDPO. See “Risk Factors — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 22.

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Recent PCAOB Developments

Our auditor is required by the laws of the U.S. to undergo regular inspections by the PCAOB. The HFCAA provided that if our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCAA, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2024, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identified the registered public accounting firms in Mainland China and Hong Kong that were subject to such determinations. The auditor of the Company, KD & Co., was not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2024, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2024, the PCAOB determined it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

See “Risks Factors — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.”

Implications of Being an Emerging Growth Company

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth Company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth Company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth Company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of the IPO.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth Company. The JOBS Act provides that we would cease to be an “emerging growth Company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

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Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public Company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation Fair Disclosure aimed at preventing issuers from making selective disclosures of material information; and

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the BVI, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions.

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THE OFFERING

Class A Ordinary Shares offered by us Offer Price Shares outstanding before this Offering

[  ] Class A Ordinary Shares (or [  ] Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full).

US$[   ] per Class A Ordinary Share.

8,000,000 Ordinary Shares, consisting of 8,000,000 Class A Ordinary Shares and 0 Class B Ordinary Shares are outstanding as of the date of this prospectus

Shares to be outstanding after this Offering	[ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Shares within 45 days of the date of the closing of the Offering from us in full) and 0 Class B Ordinary Shares.

Option to purchase additional Class A Ordinary Shares	We have granted the underwriters an option to purchase up to [ ] additional Class A Ordinary Shares from us within 45 days of the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $          million, or approximately $          million if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full, based on an assumed initial public offering price of $[  ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

●	approximately 20% for brand promotion and digital marketing;

●	approximately 20% for event staging and upfront capital;

●	approximately 20% for talent acquisition and team development;

●	approximately 20% for acquisition of training and simulation equipment; and

●	approximately 20% for working capital and for other general corporate purposes.

See “Use of Proceeds” for additional information.
Lock-up

Our Company (including any successors), our directors and officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months after the closing of this Offering

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Listing

We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[   ]”. At this time, Nasdaq Capital Market has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Class A Ordinary Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

Transfer Agent	[ ]

The number of Class A and B Ordinary Shares to be outstanding after this offering is based on 8,000,000 Class A and 0 Class B Ordinary Shares outstanding as of the date of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise by the underwriters of their option to purchase up to [ ] additional Class A Ordinary Shares from us; and

●	the adoption and effectiveness of the amendments to our Articles of Association, which will occur immediately prior to the closing of this offering.

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RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Doing Business in Hong Kong and the PRC

All of our operations are in Hong Kong. However, due to the long arm application of current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. The Operating Subsidiary does not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the PRC (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, the PRC government may choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary at any time in the future and, it will have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiary were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the entire operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

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The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time with little advance notice could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

Our business, financial conditions and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us.

We are aware that the PRC government has been initiating a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in Mainland China. Our Operating Subsidiary is located and operates in Hong Kong, a special administrative region of the PRC. As of the date of this prospectus, the PRC government does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of Mainland China. Based on our understanding of the Mainland China laws and regulations currently in effect as of the date of this prospectus, as GLG (HK) is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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Investors are cautioned that you are buying shares of a BVI holding company with operations conducted in Hong Kong by its subsidiary.

GLG is a holding company incorporated in the BVI with no material operations. As a holding company with no material operations, GLG conducts its operations in Hong Kong through its subsidiary incorporated in Hong Kong. The Class A Ordinary Shares offered in this offering are shares of GLG, the BVI holding company, instead of shares of our Hong Kong subsidiary. Investors in this offering will not directly hold equity interests in the Hong Kong subsidiary.

The PRC government may at any time in the future exert substantial influence over the manner in which we must conduct our business activities, in which case we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Class A Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in Hong Kong may be indirectly influenced by changes in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Although we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to direct legal impact on our customers which are based in the PRC. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part or our customers’ part to ensure compliance with such regulations or interpretations.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered the Company’s app be removed from smartphone app stores.

As such, the Company’s business may be subject to various government and regulatory interference. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The PRC government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Class A Ordinary Shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Class A Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

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Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The Operating Subsidiary was formed under and are governed by the laws of Hong Kong. However, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As all of our business is in Hong Kong, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the U.S. or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We and our Operating Subsidiary may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2024. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On February 24, 2025, the CSRC published Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

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Under the Trial Measures and the Guidance Rules and Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises published by CSRC on February 17, 2023, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies that already are listed on overseas stock exchanges or obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and completed their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, may arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2024. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

As of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiary do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiary have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, neither of our Operating Subsidiary has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Neither we nor our subsidiary are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

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However, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Class A Ordinary Shares on the United States or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to GLG (HK), our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including GLG (HK). Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause the value of our Class A Ordinary Shares to decline or become worthless.

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We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules”, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), for public opinion, and if they become law, will require Mainland China-based companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three (3) working days after making initial applications with overseas security exchanges for IPO and listings. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in Mainland China or its main places of business are located in Mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in Mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for IPO and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

GLG is a holding company incorporated in the BVI with its Operating Subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in Mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in Mainland China, and we are not controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of the Company being based in Hong Kong are not Mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defence, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC as provided under the Trial Measures.

As confirmed by our Hong Kong counsel, Loeb & Loeb LLP, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiary are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As of the date of this prospectus, neither we nor any of our subsidiary, are subject to the M&A Rules, the Trial Measures, or the regulations or policies that have been issued by the CSRC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor any of our subsidiary has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

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Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although the Company and its subsidiary are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for the Company and its subsidiary’ operations in Hong Kong, the Company and its subsidiary are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that the Company and its subsidiary have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiary.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the U.S. and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

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Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the Mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2024 and 2025, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this registration statement. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this registration statement, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

Additionally, macroeconomic developments, including the impact of the Russian invasion of the Ukraine, the conflict between Israel and Hamas, the conflict between Israel and Iran, the conflict between the U.S. and Iran, evolving trade policies between the U.S. and international trade partners, including the PRC and Hong Kong or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect our business, operating results and financial conditions and/or any of its third-party service providers.

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Risks Relating to our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI and we and all of our directors and officers are based in Hong Kong.

We are a business company limited by shares incorporated under the laws of the BVI. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S.. In addition, substantially all of our directors and executive officer named in this prospectus reside outside the U.S., and most of their assets are located outside the U.S.. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our Directors and officers. For further information regarding the relevant laws of the BVI and Hong Kong, please refer to the section titled “Regulations”.

Our corporate affairs are governed by our memorandum and articles of association (as may be amended from time to time), the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our Directors to us under BVI law are to a large extent governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defences that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S.. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

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There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. We currently do not plan to rely on the BVI practice, but if we do in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For further details, please refer to the section titled “Enforceability of Civil Liabilities”.

For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Loeb & Loeb LLP, our Hong Kong counsel, advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the U.S.) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personal; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

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We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

We are a business company with limited liability incorporated in the BVI, and as a holding company, we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong for dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to our subsidiary in Hong Kong or from our subsidiary in Hong Kong to the Company, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on, our ability or on our Hong Kong subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiary in Hong Kong. Therefore, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of GLG to transfer cash and/or assets. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Our Business and Industry

Severe weather patterns may adversely affect our ability to deliver golf-related experiences, disrupt event operations and partner-venue access, and negatively impact our business and results of operations.

Golf is an outdoor activity, and many of the experiences we provide— including golf events, tournaments, training sessions, corporate outings and cross-border golf travel—are dependent on suitable weather conditions. Our business is therefore susceptible to severe or unusual weather patterns such as heavy rainfall, typhoons, thunderstorms, extreme heat, prolonged humidity, strong winds and flooding. Hong Kong experiences a subtropical climate in which approximately 80% of annual rainfall occurs between May and September, and the likelihood of tropical cyclones is highest between July and September, conditions that can cause course closures, unsafe playing surfaces, transportation disruption and the cancellation or postponement of scheduled events.

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Because we operate an asset-light model and rely on third-party golf courses, driving ranges, training facilities, event venues and travel partners, adverse weather conditions at partner locations may directly impact our ability to deliver services. For example, excessive rainfall or flooding may make fairways and greens unplayable, lead to venue closure, or limit the operation of golf carts and equipment. Conversely, extreme heat or drought conditions may reduce player participation, constrain course maintenance, or lead to water-usage restrictions that affect course quality and availability. Such circumstances may reduce customer attendance and participation in our events, diminish the attractiveness of our experiences, and increase the likelihood of cancellations or refunds.

Severe weather may also impact our travel-related services, as storms, typhoons, flight delays, airport closures, and disruptions to cross-border transportation can affect itineraries, cause rescheduling costs, and reduce demand for golf-travel packages during affected periods. Golden Week and other peak-travel periods have historically experienced volatility due in part to weather-related transport disruptions, and similar disruptions in the future could negatively affect our revenue from travel programs.

In addition, repeated severe weather events may impair the financial condition of our partner golf courses or event venues, potentially causing them to reduce capacity for events, delay maintenance, increase facility fees, or limit the privileges offered to our members. Even though we do not own these properties, prolonged disruptions or partner-side operational constraints could adversely impact our ability to provide reliable and high-quality experiences to members.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Economic downturns could negatively affect our business, financial condition and results of operations.

A substantial portion of our revenue is derived from discretionary and leisure spending by our members and customers. Demand for golf-related experiences, lifestyle privileges, travel packages, curated events and retail benefits is particularly sensitive to changes in general economic conditions. During periods of economic slowdown or recession, consumers and corporations may reduce expenditure on non-essential activities due to unemployment, lower disposable income, reduced business confidence, higher interest rates or asset-market volatility. These factors may reduce member upgrades, renewals, event participation, golf-travel purchases and spending on lifestyle offerings, which could materially and adversely affect our business, financial condition and results of operations.

Economic downturns may also negatively affect corporate clients, who constitute an important segment of our event and group-services business. Reduced corporate marketing budgets, fewer incentive events, and lower spending on client entertainment could result in decreased demand for our golf events, exhibitions, and branded activations. Similarly, weaker consumer sentiment may reduce demand for cross-border golf travel, which is sensitive to flight pricing, currency movements and general perceptions of economic stability.

Because we operate an asset-light model that depends on third-party golf courses, event venues and merchant partners, prolonged economic weakness may also impact our partners. Golf courses, travel suppliers or merchants facing financial pressure may raise prices, reduce benefits, scale back service quality or discontinue partnership arrangements. Such developments could diminish the attractiveness of our membership programs or reduce the availability of certain experiences for our customers.

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In a challenging economic environment, we may also find it more difficult or more expensive to access financing or working capital to support our expansion, event pipeline or digital-platform development. Higher interest rates and tighter credit conditions may increase our funding costs or limit our ability to raise additional capital, which could adversely affect our growth plans and financial performance.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our Hong Kong Golf Show is conducted pursuant to an informal arrangement with the Outdoor and Sport Expo 2025 organiser, and we have no formal agreement securing our exclusive participation in future editions of the Outdoor and Sport Expo 2025.

The Hong Kong Golf Show, which generated HK$4,150,002, or approximately 40.2% of our total revenue for the year ended December 31, 2025, is held as the dedicated golf segment of the Outdoor and Sport Expo 2025 organised by a third-party organiser. We have operated as the sole golf exhibitor at the Outdoor and Sport Expo 2025 since its inaugural staging in 2025. However, we have not entered into a formal written agreement with the organiser governing our participation, exclusivity rights, space allocation, or fee arrangements for future editions. Our continued participation, and in particular our status as the exclusive golf exhibitor, is based on our current understanding with the organiser and is not contractually guaranteed. We are in the process of formalising this arrangement.

There can be no assurance that a formal agreement will be concluded on acceptable terms or at all, that the organiser will continue to include a dedicated golf exhibition segment in future editions of the Outdoor and Sport Expo 2025, or that the organiser will not admit competing golf exhibitors. Any of these outcomes could result in GLG losing its exclusive position, a material reduction in exhibitor or sponsorship revenue, or the inability to stage the HKGS in a given year, any of which could have a material adverse effect on our revenue, results of operations and financial condition.

We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to accomplish our business objectives.

We have a limited operating history in our current form as an integrated golf-lifestyle, membership, events, travel and digital-platform business. As a result, an investment in our securities involves a higher degree of risk than an investment in a company with a long and established operating history. Our ability to achieve our business objectives, expand our ecosystem, and generate sustainable cash flows is subject to numerous uncertainties. If we are unable to successfully operate or scale our business, you could lose all or part of your investment. Our ability to execute our business model depends on many factors, including:

●	our ability to develop, operate and enhance our multi-vertical ecosystem, including our golf events, membership programs, retail-lifestyle partnerships, travel services and digital offerings;

●	our ability to manage event execution, partner coordination, technology development, marketing expenses and other operating costs, which may increase as we scale our platform;

●	economic conditions in our markets, including changes in consumer discretionary spending, corporate marketing budgets, travel sentiment and the overall health of the leisure, sports and lifestyle industries;

●	our ability to maintain high member engagement, satisfaction, retention and loyalty, including sustaining participation in our Golf Cards programs and curated experiences;

●	our ability to identify, secure and maintain strong relationships with third-party golf courses, event venues, travel operators, merchants, and financial-institution partners, which are critical to our value proposition;

●	our ability to compete with other golf-related, lifestyle-membership, travel, and experiential-entertainment providers, many of which may have greater resources, brand recognition or exclusive partnerships;

●	costs and operational requirements imposed by venue partners, travel suppliers or merchant networks, including changes in pricing, availability, or service levels, and compliance with their procedures and regulations;

●	judicial, regulatory or policy developments, including changes affecting marketing practices, payment programs, event licensing, data privacy, cross-border travel, or loyalty-platform operations;

●	our ability to forecast demand and scale effectively across new cities or cross-border corridors, which may require new partnerships, staff capabilities, and market-specific product adjustments; and

●	our access to additional capital, and the cost of such capital, particularly in periods of economic volatility or higher interest-rate environments.

In addition, because our model depends on collaboration with third-party golf courses, training facilities, event venues, travel suppliers and merchant partners, we face competition for attractive partner arrangements on commercial terms acceptable to us. We may not be able to secure or retain high-quality partners, and even where secured, the performance or reliability of such partners may vary. If we enter into arrangements that do not deliver expected returns, or if partner-provided services deteriorate, the perceived value of our offerings may decline, which could materially and adversely affect our business, financial condition and results of operations.

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Changes in consumer spending patterns, particularly discretionary expenditures for leisure, recreation and travel, are susceptible to factors beyond our control that may reduce demand for our products and services.

Our business depends heavily on consumer and corporate discretionary spending on golf-related activities, lifestyle experiences, travel services, curated events and other non-essential products and services. Discretionary expenditures are inherently sensitive to factors beyond our control, and reductions in such spending could materially reduce demand for our offerings. These factors include, among other things:

●	low consumer confidence, reduced discretionary income or weakened sentiment toward leisure spending during economic slowdowns;

●	shifts in consumer preferences or travel patterns, including changes in the desirability of Hong Kong or regional golf destinations served by our packages;

●	deferrals, cancellations or downsizing of corporate or group activities, such as golf tournaments, client events and corporate lifestyle programs;

●	natural disasters, severe weather, typhoons, flooding or other environmental events that disrupt golf play, events, travel or venue availability;

●	public-health events, including outbreaks of pandemic or contagious diseases and related government restrictions on gatherings, travel or cross-border mobility;

●	geopolitical instability, war, terrorism, transportation disruptions or heightened security measures, each of which may reduce demand for travel-related and experiential offerings; and

●	the financial condition of airlines, ground transportation operators and other travel-related industries, which may affect availability, pricing and reliability of travel components included in our golf-travel experiences.

Adverse macroeconomic, regulatory or environmental conditions in any of our core markets—particularly Hong Kong—could reduce consumer willingness to participate in leisure and travel activities, attend our events, purchase curated experiences, or upgrade or renew memberships. Such changes may also reduce corporate demand for group events and sponsorship-related activities.

Any one or more of these factors could limit or reduce demand for our products and services, diminish member engagement and conversion rates, or depress revenue from travel, events and experiences. As a result, our business, financial condition and results of operations could be materially adversely affected.

We have significant operations concentrated in a limited geographic region, and any disruptions or increased competition in these markets could harm our business, financial condition and results of operations.

Our business operations, member base, event activities, partner golf courses and merchant networks are primarily concentrated in Hong Kong. As a result, our performance is heavily dependent on economic conditions, consumer sentiment, travel patterns, regulatory developments, competitive dynamics and weather conditions affecting this limited region. Any prolonged disruption in these areas—whether due to internal or external factors—could materially and adversely affect our business, financial condition and results of operations.

Because we do not own the golf courses, venues or facilities at which our activities take place, our ability to deliver golf events, corporate activations, travel itineraries and lifestyle experiences is dependent on the continued availability and performance of third-party partners within this geographic region. If partner venues become unavailable due to operational issues, financial distress, regulatory actions, severe weather, or changes in ownership or management, our ability to provide services to customers could be impaired.

Our geographic concentration also increases our exposure to market-specific competitive pressures. Hong Kong has experienced rapid growth in golf-related leisure offerings, indoor golf concepts, lifestyle clubs and travel-experience providers. A highly successful competitor, or a shift in consumer preference toward alternative recreational or entertainment concepts, could reduce demand for our offerings, lower membership engagement, or require higher marketing expenditures to retain customers.

Any of these developments could limit our ability to deliver high-quality member experiences, reduce revenue, increase costs, or require us to seek new partners or geographic markets, which may not be successful. As a result, our business, financial condition and results of operations could be materially adversely affected.

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We rely on third-party golf-course partners and service providers for key operational functions, and any failure by such partners to perform, or any disruption in these relationships, may adversely affect our business and results of operations.

We do not own or operate the golf courses, training facilities or event venues at which our golf-related activities take place. Instead, we rely heavily on third-party golf-course operators, event venues and various contracted service providers to support the delivery of our golf events, tournaments, corporate activations, training sessions and other member experiences. These service providers perform essential functions such as course access management, event setup, staffing, training support, operational coordination, customer handling and other service elements essential to our experience-delivery model. In the future, we may outsource additional functions to achieve operational efficiencies.

If any of our partner courses or service providers fail to perform their obligations effectively, provide unreliable service, experience staffing shortages or operational disruptions, or otherwise fall short of expected service levels, our ability to deliver a consistent and high-quality customer experience may be compromised. Failures or delays by our partners may result in event disruptions, cancellations, customer dissatisfaction, reputational harm or the loss of recurring business. Depending on the nature of the service, such failures may also give rise to increased costs, including the need to secure emergency replacement providers, issue refunds or credits, or make alternative arrangements for our customers.

We also rely on these partners to manage localized regulatory compliance, venue safety, crowd-flow requirements, food-and-beverage permits, on-site staffing qualifications and other operational obligations. Any deficiency in their compliance practices — even if unrelated to our specific event — could result in last-minute venue closures, operational restrictions or mandatory cancellations, which could materially and adversely affect our business, financial condition and results of operations.

Because we operate an asset-light model, our relationships with partner courses and service providers are fundamental to our ability to scale. If we are unable to renew existing arrangements on commercially acceptable terms, if any major partner terminates its relationship with us, or if we are unable to identify alternative partners in a timely manner, our ability to deliver certain golf experiences, events or programs could be adversely affected. Securing alternative partners or service providers may require time and additional costs, and such alternatives may not meet our service standards.

Any disruption in our relationships with partner courses or service providers, or their failure to perform, could have a material adverse effect on our business, results of operations and financial condition.

Negative publicity could reduce demand for our products and services, and adverse litigation against us could materially affect our business, financial condition and results of operations.

Our business depends heavily on our brand reputation, customer trust and the perceived quality of the experiences we curate. Negative publicity—whether true or not—relating to any aspect of our operations, partners or services may materially and adversely affect us. Such negative publicity could arise from, among other things, complaints about event quality, service delivery, safety incidents at partner golf courses or venues, issues involving travel-related arrangements, disputes with customers or members, allegations relating to our marketing practices, or dissatisfaction with our membership or loyalty programs. Because we rely on third-party golf courses, event venues, travel operators, merchants and service providers to deliver key components of our offerings, negative publicity arising from the acts or omissions of these partners—whether or not we are at fault—may also be attributed to us and harm our reputation.

There are inherent risks of accidents or injuries associated with golf activities, event participation, recreational experiences, travel and gatherings at third-party venues. Customers, attendees, vendors or other participants may experience injuries from slips, trips and falls, golf-related incidents, equipment malfunctions, transportation to and from events, or other unforeseen circumstances at locations where our events or activities take place. Although we do not own or operate the golf courses, venues or facilities used for our events, customers may nevertheless attribute these incidents to us, and we may be subject to claims, complaints, reputational harm or legal liability arising from such incidents.

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Negative publicity relating to a single high-profile experience or event could have an outsized effect on our broader business, given the interconnected nature of our ecosystem and the importance of customer recommendations, online reviews and brand perception in the lifestyle, golf and experiential sectors. Any such reputational harm may lead to reduced demand for our events, lower membership acquisition or renewal rates, increased refunds or credits, or diminished willingness of partners to collaborate with us.

In the normal course of business, we may also be subject to various legal proceedings, including customer disputes, claims arising from event participation, travel-related incidents, alleged contractual breaches with partners, intellectual-property matters, data-privacy issues or employment-related claims. If any such proceeding is determined adversely to us, or if we enter into a settlement involving significant monetary payment, our business, financial condition or results of operations could be materially harmed. Even if we prevail, litigation may require significant management attention, legal costs and diversion of resources from operating the business.

Employee-related claims, including those alleging wage-and-hour violations, discrimination, harassment or wrongful termination, could also result in financial liability, unfavorable publicity or operational disruption. A significant increase in the number of such claims, or an increase in the number of successful claims, could materially adversely affect our business, financial condition, results of operations and cash flows.

Increases in our cost of equipment rentals, service providers, insurance premiums, partner-venue fees, vendor costs and taxes could reduce our operating margins and harm our business, financial condition and results of operations.

Our operations depend on a variety of third-party service providers, suppliers and partners, including event-production vendors, equipment-rental companies, technology providers, travel operators, insurance providers, golf-course partners, venue operators, and lifestyle-merchant partners. Increases in the fees, charges or costs imposed by these counterparties—many of which are outside our control—could adversely affect our operating margins.

We may experience increases in operating costs due to inflation, higher labor charges imposed by our vendors, increased event-production costs, rising travel-package costs, higher insurance premiums, increased partner-venue usage fees, or new regulatory fees and taxes. Digital services, payment-platform costs, marketing services and third-party logistics may also become more expensive as we scale our business. Because much of our cost base is variable, third-party driven and market-linked, we may not be able to predict or control these increases.

If the costs of equipment rentals, technology infrastructure, event staffing, insurance coverage, travel inventory, partner-venue access, or merchant-redemption reimbursement increase significantly, and we are unable to adjust pricing, pass such costs on to customers, or improve operating efficiencies, our operating margins would be negatively affected. In addition, sudden increases in costs related to key events, exhibitions, or large-scale activations may reduce profitability of those events or require us to scale back certain offerings.

Rising costs may also reduce the attractiveness or viability of certain curated experiences, travel packages, or member benefits if pricing adjustments are limited by market conditions or customer expectations. If cost increases persist and cannot be offset by higher pricing, improved efficiency or revenue growth, our business, financial condition and results of operations could be materially adversely affected.

Renovations, upgrades or operational changes undertaken by our partner golf courses, venues or service providers, as well as upgrades to our own digital and operational systems, may cause disruptions, increase costs or impair our ability to compete effectively.

We do not own the golf courses, training facilities or event venues where our golf events, tournaments, training sessions, exhibitions and lifestyle experiences take place. These third-party partners periodically undertake renovations, redevelopment, course-maintenance programs, or facility upgrades to remain competitive or comply with regulatory requirements. We have limited control over the timing, cost, scope, duration or quality of these activities.

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Renovation or redevelopment projects at partner venues can result in partial or full closures, reduced course availability, limited event capacity, restricted access, construction noise, altered course layouts or other service disruptions. These disruptions may occur unexpectedly and may negatively impact our ability to deliver planned events and curated experiences on schedule. Extended or repeated venue unavailability can harm our reputation, reduce customer satisfaction, lead to cancellations or refunds, and adversely affect our financial performance.

Projects undertaken by partner courses or contracted service providers may involve risks such as:

●	construction delays or cost increases that may affect the commercial terms offered to us;
●	regulatory, zoning or permitting issues impacting venue availability;
●	operational restrictions imposed by venues during upgrade periods;
●	force majeure events, including severe weather, flooding or typhoons common in Hong Kong’s climate;
●	design or maintenance defects that diminish course quality or event suitability; and
●	environmental, safety or facility-inspection issues that delay reopening.

In addition, we periodically upgrade or enhance our digital platforms, booking systems, payment capabilities, loyalty infrastructure and content systems. These projects may face delays, increased development costs, integration challenges or unexpected technical issues. Any material disruption, system downtime, or performance degradation during upgrades could adversely affect user experience, reduce engagement or impede transactions.

If partner-venue renovations, service-provider upgrades or our own system enhancements take longer than expected, prove more costly than anticipated, or fail to improve performance, our ability to deliver high-quality customer experiences may be diminished. This could impair our ability to compete effectively and could materially adversely affect our business, financial condition and results of operations.

Our success is dependent on the continued service of our senior management and key employees.

The loss of the services of any of our senior management could affect our operation and ability to achieve our business goals. We also may be unable to retain existing management and key employees which could result in harm to our relationships with our members and customers and unanticipated recruitment and training costs. In addition, we have not obtained key man life insurance policies for any of our senior management team. As a result, it may be difficult to cover the financial loss if we were to lose the services of any members of our senior management team. The loss of members of our senior management team or key employees could have an adverse effect on our business and results of operations.

Competition in the golf-lifestyle, leisure and experiential industry may have a material adverse effect on our business and results of operations.

We operate in a highly competitive industry in which providers compete for customers based on brand reputation, quality of services, breadth of experiences offered, convenience, digital functionality and pricing. In order to succeed, we must continue to grow our member base, deepen engagement, differentiate our experiences and maintain customer loyalty in the face of increasing recreational, travel and entertainment alternatives available to our target consumers.

Our offerings compete with a wide variety of market participants, including traditional golf courses and driving ranges; indoor golf simulator venues; golf academies and training centers; lifestyle and social-club memberships; travel agencies and experience-curation platforms; events and exhibition organizers; and a broad spectrum of leisure and entertainment options. Competition varies by region and continues to evolve as new experiential concepts emerge, digital offerings become more sophisticated, and existing providers expand or renovate their facilities, enhance their digital capabilities, or introduce new membership programs.

Industry research shows significant expansion in golf-related entertainment, indoor golf concepts and off-course participation in recent years, contributing to a more crowded competitive landscape and increased pressure on customer acquisition and retention across the golf-experience sector. If we fail to differentiate our integrated ecosystem or maintain high service quality, we may lose customers to competing providers who offer more attractive pricing, broader benefits, superior service reliability or more compelling digital experiences.

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Our competitive position is also influenced by factors such as:

●	the availability and quality of partner golf courses and event venues;
●	expansion of indoor golf chains and entertainment venues in Hong Kong and Asia;
●	the growth of lifestyle-membership programs and experience-based leisure concepts; and
●	the increasing use of digital platforms, social-commerce channels and experience-booking apps by competitors to acquire and engage customers.

If new competitors enter our markets, if existing competitors enhance their offerings, or if consumer preferences shift toward alternative forms of entertainment or travel, demand for our products and services could decline. Moreover, competitors with greater financial resources, more extensive venue networks or more established brands may be better positioned to absorb pricing pressure, invest in marketing, offer enhanced rewards or pursue aggressive promotional strategies.

If we are unable to effectively compete or continue to differentiate our integrated golf-lifestyle platform, our business, financial condition and results of operations could be materially adversely affected. ]

We may seek to expand through acquisitions of, or investments in, other businesses, technologies or platforms, each of which may divert management’s attention, result in dilution to our shareholders, increase expenses, disrupt our operations or otherwise harm our results of operations.

As part of our growth strategy, we may from time to time consider acquiring or investing in businesses, technologies, digital platforms, event-operation capabilities, membership programs, travel operators or other complementary assets. We cannot assure you that we will be able to identify suitable acquisition or investment opportunities, complete any such transactions on favorable terms, or successfully integrate newly acquired businesses or assets into our existing operations. Any acquisition or investment we pursue could materially and adversely affect our results of operations. Acquisitions and other strategic investments involve numerous risks and uncertainties, including:

●	the potential failure to achieve the expected strategic, operational or financial benefits of the acquisition or investment;
●	unforeseen or unanticipated costs and liabilities associated with the acquired business or assets;
●	difficulties in integrating brands, teams, systems, membership bases, service offerings, event-operations processes or technology infrastructure in an efficient and effective manner;
●	challenges in maintaining relationships with customers, merchants, partners, golf-course operators, event venues or travel suppliers;
●	the potential loss of key employees of the acquired business;
●	diversion of the attention and time of our senior management from day-to-day operations;
●	adverse effects on our cash position if we use cash to fund an acquisition or invest in a new platform;
●	increased interest expense, leverage or debt-service obligations if we incur additional debt to fund a transaction;
●	dilution to existing shareholders if we issue equity or equity-linked instruments as consideration;
●	potential impairments, write-offs, restructuring charges or other non-recurring expenses; and
●	difficulties in maintaining uniform standards, controls, policies, procedures and governance across a larger operational footprint.

Acquisitions or investments may expose us to unknown or contingent liabilities, including contractual, regulatory, tax or legal obligations that we may not identify during due diligence. We may also fail to realize anticipated synergies or improvements, or the acquired business may underperform relative to expectations. Our inability to operate, integrate or scale newly acquired businesses in a timely and effective manner could impair our ability to capitalize on future growth opportunities, technological advancements or market expansion initiatives, and could negatively impact our revenues, margins or overall financial condition.

We continually evaluate potential acquisition and investment opportunities, and we may face competition from companies with substantially greater financial, operational or technological resources. We cannot assure you that we will be able to identify appropriate opportunities, complete transactions on commercially reasonable terms or at all, or obtain necessary financing on attractive terms, if at all. Moreover, even if we complete acquisitions or investments, we may not realize the anticipated benefits, and any failure to do so could materially and adversely

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Cybersecurity risks and cyber incidents may adversely affect our business by disrupting our operations, compromising confidential information, enabling misappropriation of assets, and damaging our business relationships, all of which could negatively impact our business and results of operations.

We rely heavily on our digital infrastructure, including our membership platform, booking systems, payment-related functionalities, loyalty and rewards systems, travel-coordination tools, and other technology solutions provided by internal teams and third-party vendors. As our reliance on technology increases, so does our exposure to cybersecurity threats, system vulnerabilities, data breaches, ransomware attacks, distributed denial-of-service attacks, social-engineering schemes, phishing attempts and other cyber incidents. Any such incident could result in disruptions to our operations, loss or corruption of data, theft or unauthorized disclosure of confidential information (including customer data, payment details, travel itineraries or partner information), misappropriation of assets, or damage to our business relationships.

Cyber incidents may lead to operational downtime, inaccurate or unreliable financial data, loss of access to critical platforms, increased cybersecurity and insurance costs, regulatory penalties, customer claims, or litigation. Even if we implement processes, controls and security measures intended to mitigate such risks, no system is entirely secure and we cannot guarantee that our business operations, financial results, confidential information or the trading price of our securities will not be adversely affected by such incidents.

Insider threats—including employee negligence, inadvertent disclosures, credential compromise and malicious internal activities—are an increasing concern across the industry. Social-engineering schemes such as phishing, impersonation attempts or fraudulent payment-instruction requests also pose significant risk, and we may not always successfully detect or prevent such attacks.

As a company that relies on third-party providers for cloud hosting, digital infrastructure, network services, payment gateways and certain IT functions, we are also vulnerable to cybersecurity incidents affecting our vendors. We cannot control the actions or security practices of these third-party providers, and any breakdown, service interruption, data breach, or cyber-attack at a provider—whether directly targeting us or not—could adversely affect our operations, compromise data, disrupt events or transactions, or damage customer trust.

We may not be able to adequately prevent or address all cybersecurity risks. If we are unable to do so, our business operations, financial condition and results of operations could be materially adversely affected.

Our insurance coverage may be inadequate for the risks associated with our operations, and uninsured or under-insured losses could materially and adversely affect our business, financial condition and results of operations.

We maintain insurance coverage that we believe is appropriate for the nature of our operations, including coverage for general liability, event-related risks, travel-related contingencies, and certain business-interruption scenarios. However, our insurance policies may not fully cover all losses arising from incidents connected to our business. We may be unable to obtain insurance for certain categories of risk, may determine that obtaining such coverage is not commercially reasonable, or may face exclusions, sublimits, deductibles or coverage caps that limit recoveries.

The nature of our business—including golf events, training activities, travel itineraries, exhibitions and experiences conducted at third-party golf courses and event venues—exposes us to a broad range of potential losses, including accidents or injuries at partner venues, property damage at third-party locations, travel disruptions, cybersecurity breaches, data-privacy incidents, fraud, misappropriation of assets, severe weather events, or misconduct by employees, partners or third-party service providers. Some of these risks may not be insured or may not be insurable at commercially reasonable prices.

Even where we maintain insurance coverage, such insurance may be insufficient to cover all losses or liabilities. For example, certain events—such as terrorism, natural disasters, unprecedented weather events, widespread cyberattacks, or regulatory enforcement actions—may not be fully covered, or may fall within policy exclusions. If claims exceed our coverage limits, fall outside scope, or are contested by insurers, we may be required to bear such losses directly. Additionally, significant claims may result in increased insurance premiums, reduced coverage availability, or more restrictive policy terms in the future.

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If we incur a loss that is not covered, is under-insured, or is not paid in a timely manner, we may be required to absorb the loss, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any significant incident—whether insured or not—could negatively affect customer perception, harm our brand reputation, disrupt operations, or adversely affect relationships with partners, members and suppliers.

Our growth strategy contemplated by our business plan may not be achievable or successful

Our ability to execute the growth strategy contemplated in our business plan is subject to significant risks and uncertainties. Because we operate an integrated golf-lifestyle platform that relies on partnerships with golf courses, event venues, travel operators, merchants and technology providers, our growth depends on expanding our ecosystem, deepening member engagement, strengthening partner relationships and scaling our digital capabilities. We cannot assure you that we will be able to achieve the level of customer acceptance, market penetration, partner participation or financial performance assumed in our business plan.

Our growth strategy could be adversely affected if:

●	we are unable to attract and retain sufficient members, event participants or customers at levels or price points necessary to support our expansion plans;
●	we fail to generate adequate revenue or cash flow to fund our operations, digital platform enhancements, marketing or event pipeline;
●	changes in market conditions, consumer behavior or competitive dynamics require us to significantly adapt or delay our strategic plans; or
●	we are unable to attract, hire, retain or motivate qualified personnel, including personnel in technology, marketing, operations, event management and partner development.

As our business expands, we may face operational strain associated with managing new product lines, geographic expansion, partner integrations and increasing customer expectations. We may not be able to maintain the quality, consistency or reliability of our services as we grow. We may also face challenges in scaling our digital systems, membership benefits, travel programs or curated event offerings in a manner that preserves customer satisfaction and brand integrity.

If we fail to implement our growth strategy effectively, encounter unexpected challenges, or are required to materially revise our business plan, we may be unable to achieve the anticipated benefits of our expansion efforts. Any such failure could materially and adversely affect our business, financial condition and results of operations, and investors could lose all or part of their investment.

Risks Related to Customer Privacy, Cybersecurity and Data

Changes in laws or regulations relating to privacy, data protection or the transfer of personal data, or any actual or perceived failure by us or our partners to comply with such requirements, could adversely affect our business, financial condition and results of operations.

In the ordinary course of operating our platform, we collect, process, store, transmit and share personal data, including information relating to our members, customers, event participants, travel clients, employees and business partners. Such data may include booking information, payment-related details, travel itineraries, membership profiles, event participation records and other identifying information. Numerous jurisdictions in which we operate or may operate— including Hong Kong and other Asian markets — have enacted privacy, data-protection, cybersecurity and cross-border data-transfer laws that regulate the collection, use, storage and transfer of personal information. These laws and regulations are evolving, may be inconsistently interpreted, and often impose significant compliance obligations.

Changes in laws or regulations relating to privacy, cybersecurity, data protection or permitted data transfers —such as obligations governing data localization, cross-border transfers, consent requirements, data retention, security protocols or breach-notification standards—may increase our compliance costs, require substantial operational changes, restrict certain activities, or limit our ability to offer products or services in certain jurisdictions. New or modified regulations in our current or future markets could require us to adopt additional security controls, invest in new systems, modify our data-handling practices or cease certain data-processing activities.

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As we expand our platform, geographic footprint, user base and digital capabilities, we may become subject to additional privacy and cybersecurity laws, including sector-specific or market-specific requirements. We may incur significant costs to comply with these obligations, including costs relating to hiring compliance personnel, implementing new technologies, conducting privacy impact assessments, modifying data flows, negotiating updated contracts with partners or deploying additional technical and organizational safeguards.

Despite our efforts to comply with applicable data-protection and privacy requirements, our practices—including those of our third-party service providers, cloud-hosting vendors, payment partners or travel-booking partners—may fail, or be alleged to fail, to meet all legal, regulatory or contractual obligations. Any actual or perceived failure to comply, or any unauthorized access, loss, disclosure or misuse of personal data, could result in:

●	reputational harm and erosion of customer trust;
●	reduced willingness of customers to engage with our platform or share personal information;
●	regulatory investigations, administrative penalties or enforcement actions;
●	private litigation, including class actions, contractual claims or customer disputes;
●	significant remediation, notification and operational-response costs; or
●	restrictions on our ability to operate or expand in certain markets.

Even if no legal action is taken, privacy-related concerns—whether valid or perceived—may damage our brand and adversely affect customer behavior. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may be subject to theft, loss, or misuse of personal data relating to our employees, customers or other third parties, which could increase our expenses, harm our reputation and result in legal or regulatory proceedings.

Our business relies on the collection, processing, storage and transmission of personal data relating to our members, customers, event participants, travel clients, employees and other third parties. Such information may include booking details, payment-related information, travel itineraries, membership profiles, preferences and other identifiers. We also operate digital membership systems and payment-linked features that may involve connections to bank accounts, credit cards or other financial information. Any theft, loss, unauthorized access, misuse or improper disclosure of personal data—whether by us, our employees, our partners, or our third-party service providers—could expose us to significant risks.

Theft, loss or misuse of personal data may lead to increased operational, security and insurance costs, disruptions to our digital systems, customer complaints, reduced trust in our platform, and damage to our reputation. We may also incur substantial expenses in responding to actual or suspected data incidents, including investigation, remediation, notification, system restoration, legal defense and public-relations efforts.

Global privacy, cybersecurity and data-protection regulations—such as those in Hong Kong—are rapidly evolving and becoming more stringent. These legal frameworks impose obligations concerning data collection, storage, processing, sharing, cross-border transfers, and breach notifications. Compliance may require significant investments in technology, personnel and operational adjustments. Even inadvertent non-compliance with applicable privacy or data-protection requirements may subject us to regulatory investigations, administrative penalties, litigation or other legal proceedings.

As a company that relies on third-party vendors for technology infrastructure, cloud hosting, data processing, payment gateways and certain operational functions, we are also exposed to data-security risks affecting these providers. If a third-party vendor suffers a security breach, network outage or cyber-attack, or fails to adequately safeguard personal data, we may be required to bear the financial and reputational consequences, even if the incident is outside our direct control.

Any actual or perceived failure to adequately protect personal data, comply with applicable laws or safeguard our systems could harm our reputation, discourage customers from using our platform, reduce engagement with our services, and materially and adversely affect our business, financial condition and results of operations.

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If our information technology systems or sensitive information, or those of our collaborators or other contractors or consultants, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to, a significant disruption of services and our ability to operate our business effectively, regulatory investigations or actions, litigation, fines and penalties, reputational harm, loss of revenue or profits, and other adverse consequences.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we and the third parties upon which we rely process sensitive information, and, as a result, we and the third parties upon which we rely face a variety of evolving threats that could cause security incidents. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our sensitive information. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Our internal computer systems, cloud-based computing services and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage or interruption from a variety of sources, including cyberattacks, malicious internet-based activity, and online and offline fraud. These threats include, but are not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), data corruption, intentional or accidental actions or inactions by our employees or others with access to our network, supply chain attacks, ransomware attacks, denial-of-service attacks (such as credential stuffing), credential harvesting, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by artificial intelligence, natural disasters, terrorism, war and telecommunication and electrical failures, and other similar threats that affect service reliability and threaten the confidentiality, integrity, and availability of information. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us. We may also face increased cybersecurity risks due to the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

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Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security incidents that may remain undetected for an extended period. If any of the previously identified or similar threats were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our sensitive information or other similar disruptions. Furthermore, our software systems include cloud-based applications that are hosted by third-party service providers with security and information technology systems subject to similar risks.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we could incur liability, our competitive position could be harmed. Security incidents could lead to adverse consequences, including but not limited to: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Additionally, applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

We may expend significant resources or modify our business activities (including our research and development activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in deploying remedial measures designed to address any such identified vulnerabilities.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative artificial intelligence technologies.

Risks Related to our Class A Ordinary Shares and this Offering

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and the PCAOB determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

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On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in Mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Our auditor, KD & Co., headquartered in Hong Kong, has been inspected by the PCAOB on a regular basis. Our auditor is headquartered in Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit KD & Co. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA Act, as the same may be amended, or if the agreement between the PCAOB and the CRSC on August 26, 2022 does not succeed, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA Act. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the HFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Despite that our auditor is subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

There has been no public market for our Class A Ordinary Shares prior to this Offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Class A Ordinary Shares. We plan to list the Ordinary Shares on the Nasdaq Capital Market. Our Class A Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the Class A Ordinary Shares does not develop after this offering, the market price and liquidity of the Class A Ordinary Shares will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the Class A Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the Class A Ordinary Shares will develop or that the market price of the Class A Ordinary Shares will not decline below the initial public offering price.

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The market price for the Class A Ordinary Shares may be volatile.

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our clients or our industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other civil engineering businesses;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

The trading market for the Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A Ordinary Shares to decline.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

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In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid per share by our existing shareholders for their Class A Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately US$[  ] per Class A Ordinary Share, representing the difference between the assumed initial public offering price of US$[  ] per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share as of $[  ] after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Class A Ordinary Shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the Class A Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under the BVI law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

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Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. Immediately after the completion of this offering, we will have [  ] Class A Ordinary Shares outstanding. All Class A Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Class A Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Class A Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Class A Ordinary Shares.

As of June 30, 2026, our cash was USD$[  ]. Immediately following the completion of this offering, we expect to receive net offering proceeds of approximately USD$[  ] million after deducting underwriting discounts and the estimated offering expenses payable by us. We intend to use these funds as set forth under “Use of Proceeds.”

However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the price of our Class A Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Upon the completion of this offering, our directors and officers will collectively own an aggregate of approximately [*]% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

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We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. Currently, we do not have any immediate plans to rely on home country practice with respect to our corporate governance after the completion of this offering.

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We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Upon completion of this Offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such conversion number of fully paid Class A Ordinary Shares calculated at the conversion rate. Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

As a result of the dual-class share structure and the concentration of ownership, holder of Class B Ordinary Shares will have the ability to control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

Under our dual-class voting structure, any future issuance of Class B Ordinary Shares will disproportionately increase the voting power of the holders of Class B Ordinary Shares, further diluting the relative voting power of holders of the Class A Ordinary Shares.

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 8,000,000 Class A Ordinary Shares are outstanding before the consummation of this Offering and [  ] Class A Ordinary Shares will be outstanding immediately after this Offering. All of the Class A Ordinary Shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Class A Ordinary Shares to decline.

The sale of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this Offering we will have a total of [  ] Class A Ordinary Shares outstanding. Of the outstanding Class A Ordinary Shares, the [  ] Class A Ordinary Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Class A Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” All remaining Class A Ordinary Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. Our executive officers, directors and shareholder will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Class A Ordinary Shares and certain other securities held by them for a period of no less than six months following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Class A Ordinary Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Class A Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

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The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favour, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate combined financial statements or comply with applicable regulations could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of July 31, 2025, material weaknesses were identified, including: (i) a lack of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with reporting requirements; and (ii) a lack of the key monitoring mechanisms such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

In order to address and resolve the foregoing material weakness, we have begun to implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring a consultant who have requisite training and experience in the preparation of combined financial statements in compliance with applicable SEC requirements. In addition to hiring outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our combined financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiary) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiary) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the British Virgin Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Proposed revised Nasdaq listing standards may impact our ability to successfully complete the Offering and maintain our listing.

On September 3, 2025, Nasdaq proposed new enhancements to its initial and continued listing standards, which, if approved by SEC, could impose stricter requirements for companies seeking to list on Nasdaq. These changes include:

●	a $15 million minimum market value of public float for new listings under the net income standard;

●	a $25 million minimum public offering proceeds requirement for companies principally operating in China; and

●	an accelerated suspension and delisting process for companies with a Market Value of Listed Securities below $5 million.

If these new requirements are approved and implemented before we complete the Offering, we may face challenges in meeting the revised thresholds for listing on Nasdaq. In particular, our ability to satisfy the minimum the minimum public offering proceeds requirement could be adversely affected by factors such as market conditions, investor demand, or changes to our offering structure.

Additionally, even if we successfully complete our Offering and list on Nasdaq, the new accelerated suspension and delisting rules could make it more difficult for us to maintain compliance with Nasdaq’s continued listing standards. This could result in the suspension or delisting of our securities, which would significantly limit the trading market for our Class A Ordinary Shares, reduce liquidity for our investors, and harm our ability to raise capital in the future.

While we are actively working to ensure compliance with Nasdaq’s proposed standards, there can be no assurance that we will meet these requirements or that Nasdaq will grant us a listing. Failure to list our securities on Nasdaq could materially and adversely affect our business, prospects, financial condition, and results of operations.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	the impacts brought by COVID-19;

●	trends and competition in the financial printing and corporate service industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a BVI Business Company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI Business Company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to, the following: (1) the BVI has a less developed body of securities laws as compared to the U.S. and these securities laws provide significantly less protection to investors; and (2) BVI companies may not have standing to sue before the federal courts of the U.S.. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the U.S.. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the U.S. and all or a substantial portion of their assets are located outside the U.S.. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We appointed [Cogency Global Inc.], at [122 East 42nd Street, 18th Floor, New York, NY 10168], as our agent upon whom process may be served in any action brought against us under the securities laws of the U.S..

We have been advised by, Ogier, that the U.S. and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the BVI. We have also been advised that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Ogier further advised us that there is uncertainty as to whether the BVI would:

●	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or

●	entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

All of our directors and officers reside outside the U.S. in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S or any state in the U.S..

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S.. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S..

50

USE OF PROCEEDS

Based upon an assumed IPO price of $[__] per Class A Ordinary Share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus, we estimate we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[__] million if the underwriters do not exercise their over-allotment option, and $[__] million if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 20% for brand promotion and digital marketing;
●	approximately 20% for event staging and upfront capital;
●	approximately 20% for talent acquisition and team development;
●	approximately 20% acquisition of training and simulation equipment; and
●	approximately 20% for working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a business company with limited liability incorporated in the BVI. As a holding company, we rely principally on dividends from our Hong Kong Operating Subsidiary, GLG (HK), for our cash requirements, including any payment of dividends to our shareholders.

Our BOD has discretion as to whether to distribute dividends, subject to certain restrictions under BVI law and our Memorandum and Articles of Association, namely that our directors may, by resolution, authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they become due; and (b) the value of assets of our company will exceed the sum of our total liabilities. Even if our BOD decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the BOD may deem relevant. Please see the section entitled “Material Income Tax Considerations” beginning on page 101 of this prospectus for information on the potential tax consequences of any cash dividends declared.

51

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the assumed IPO price of $[__] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2025
	Actual	As Adjusted
	(in US$)	(in US$)
Current:
Cash and cash equivalents

Current:
Short-term loans
Current portion of long-term loans
Subtotal
Non-current:
Long-term loans
Subtotal
Total interest-bearing loans and borrowings

Equity:
Ordinary Shares, no par value, 8,000,000 Class A Ordinary Shares issued and outstanding as of December 31, 2025 and 2024; [ ] Class A Ordinary Shares outstanding on an as adjusted basis
Ordinary Shares, no par value, 0 Class B Ordinary Shares issued and outstanding as of December 31, 2025 and 2024; 0 Class B Ordinary Shares outstanding on an as adjusted basis
Additional paid-in capital
Statutory reserves
Accumulated other comprehensive loss
Retained earnings
Total equity

Total capitalization

52

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the IPO price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the IPO price per Ordinary Share is in excess of the net tangible book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of December 31, 2025, was $[__], or $[__] per Class A Ordinary Share. Net tangible book value is the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for the offering) from the IPO price per Class A Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [__] Class A Ordinary Shares offered in this offering based on an assumed IPO price of $[__] per Class A Ordinary Share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2025, would have been $[__], or $[__] per outstanding Class A Ordinary Share. This is an immediate increase in net tangible book value of $[__] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[__] per Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed IPO price per Class A Ordinary Share	$	$
Net tangible book value per Class A Ordinary Share as of [ ]	$	$
Increase in net tangible book value per Class A Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Class A Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Class A Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price per
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$

	Shares purchased			Total consideration			Average price per
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual IPO price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

53

CORPORATE HISTORY AND STRUCTURE

The following diagram illustrates the corporate structure of our Group as of the date of this prospectus and upon completion of this Offering, assuming no exercise of the over-allotment option.

Chow Pei Fung Audrey
Yu Chun Fai
99.8%
Public Float
Madrona Estates Limited
Pre-Offering:
66.7% Class A
0.00% Class B
Pre-Offering:
32% Class A
0.00% Class B
Pre-Offering:
0.00% Class A
0.00% Class B
Post-Offering:
[ ]% Class A
[ ]% Class B
Post-Offering:
[ ]% Class A
[ ]% Class B
Post-Offering:
[ ]% Class A
[ ]% Class B
GLGHK Limited
(British Virgin Islands)
100%
Golf Lifestyle Group Company Limited
(Hong Kong)

(1)	GLGHK Limited is a holding company with no operations on its own. The Class A Ordinary Shares offered in this prospectus are those of GLGHK Limited.

(2)	GLGHK Limited conducts all its operations through its wholly-owned Operating Subsidiary, Golf Lifestyle Group Company Limited, which is incorporated under the laws of Hong Kong.

GLG was incorporated under the law of the BVI on March 6, 2026. It is a holding company and not engaged in any business. Under its memorandum of association, GLG is authorized to issue an unlimited number of Ordinary Shares of no par, of which 8,000,000 Class A Ordinary Shares are issued and outstanding as of the date of this prospectus. The registered office of GLG is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

GLG (HK) was incorporated on May 29, 2012 under the laws of Hong Kong. GLG (HK) is our operating entity and is wholly-owned by GLG.

History of Shares

We refer to this series of transactions as reorganization. As a result of the share reorganization and the shares issuance, there are 8,000,000 Class A Ordinary Shares and 0 Class B Ordinary Shares issued and outstanding as of the date hereof. After the reorganization, GLG (HK) became a wholly-owned subsidiary of GLGHK Limited and is our Operating Subsidiary is an integrated golf and lifestyle platform founded in 2012, providing golf training, coaching, and event management services to individual and corporate clients across Hong Kong. The issued and outstanding Ordinary Shares of GLGHK Limited are held by three shareholders.

Our controlling shareholder currently owns 66.7% of our Ordinary Shares, which represents 66.7% of our aggregate voting power and, upon consummation of this offering, our controlling shareholder will own [  ]% of our Ordinary Shares, which represents [  ]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors — Risks Related to This Offering and the Class A Ordinary Shares”.

54

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a holding company incorporated in the BVI with all of our operations conducted in Hong Kong through our wholly-owned subsidiary, Golf Lifestyle Group Company Limited (“GLG (HK)” or our “Operating Subsidiary”). GLG (HK) is an integrated golf and lifestyle platform founded in 2012, providing golf training, coaching, and event management services to individual and corporate clients across Hong Kong. Our business operates across three principal pillars: (i) Group Services, which encompasses golf training programs, coaching, and high-end and exclusive corporate golf networking event management and promotion; (ii) golf-related events and exhibition management services, such as the Hong Kong Golf Show (“HKGS”); and (iii) Golf Membership Card and the Golf Payment Card (collectively referred to as the “Golf Cards”), a golf-centric membership platform offering lifestyle privileges, partner rewards, and transaction-linked benefits.

We generated total revenue of approximately HK$199,242 and HK$10,331,442 (US$1,327,386) for the fiscal years ended December 31, 2024 and 2025, respectively, representing an increase of approximately HK$10,132,200, or 5,085.4%, year-over-year. This substantial growth was driven primarily by the successful launch and delivery of our Hong Kong Golf Show in 2025, which generated HK$4,150,002 (US$533,193) in revenue, and by the strong growth of our Group Services revenue from HK$166,576 to HK$6,144,279 (US$789,418). We reported a net loss of HK$3,447,561 for the fiscal year ended December 31, 2024 and net income of HK$5,459,760 (US$701,472) for the fiscal year ended December 31, 2025.

Key factors that affect operating results

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General macroeconomic and golf industry conditions in Hong Kong and the Asia

Our business is closely tied to the macroeconomic environment and the development of the golf industry in Hong Kong and the Asia. Through GLG (HK), we provide golf and lifestyle services whose demand is influenced by consumer spending power, corporate entertainment budgets, and the overall vitality of leisure and sports markets. Any material deterioration in economic conditions in Hong Kong, or broader adverse developments in the Asia, could reduce demand for discretionary golf services and negatively affect our revenues. Macroeconomic conditions are susceptible to changes in global and domestic economic, social, and political conditions, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates, and regulatory changes.

Event-driven revenue from the Hong Kong Golf Show and golf event management

A meaningful portion of our revenues is derived from event-driven activities, in particular the HKGS exhibition and golf event management and promotion services. Our financial performance in these segments may be significantly affected by, among other things, the scale and timing of events, exhibitor and sponsor participation, and prevailing market sentiment towards trade exhibitions and corporate golf activities. The non-recurring nature of large-scale exhibition events may cause our results of operations to fluctuate materially from period to period. Our ability to consistently secure sponsorships, exhibitor bookings, and corporate event mandates will have a direct bearing on our future revenue trajectory.

55

Competition

We operate in the Hong Kong golf services market, which, while specialized, is subject to competition from established golf clubs, independent golf academies, competing trade exhibition organizers, and broader lifestyle membership platforms. Our ability to maintain competitive pricing, attract high-profile partnerships, and deliver consistently high-quality events and training programmes will have a significant impact on our business growth and results of operations.

Comparison of year ended December 31, 2024 with year ended December 31, 2025

The following table sets forth key components of our results of operations for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue
Group services	166,576	6,144,279	789,418	5,977,703	3,588.6%
Golf event management and promotion	-	4,150,002	533,193	4,150,002	N/A
Golf card services	32,666	37,161	4,775	4,495	13.8%
Total revenue	199,242	10,331,442	1,327,386	10,132,200	5,085.4%

Operating costs and expenses
Direct service fees	1,240,700	1,532,009	196,833	291,309	23.5%
Expected credit loss	32,674	-	-	(32,674)	-100.0%
Legal and professional fees	588,600	65,800	8,454	(522,800)	-88.8%
Travel and entertainment expenses	573,164	52,188	6,705	(520,976)	-90.9%
Employee and compensation benefits expenses	1,738,389	1,985,839	255,141	247,450	14.2%
Other operating costs and expenses	152,879	158,386	20,349	5,507	3.6%
Total operating expenses	4,326,406	3,794,222	487,482	(532,184)	-12.3%
(Loss) Income from operations	(4,127,164)	6,537,220	839,904	10,664,384	-258.4%

Other income (expense):
Other income (expense)	(1,651)	1,413	182	3,064	-185.6%
Total expense, net	(1,651)	1,413	182	3,064	-185.6%

(Loss) Income before income taxes	(4,128,815)	6,538,633	840,086	10,667,448	-258.4%
Income tax benefit (expense)	681,254	(1,078,873)	(138,614)	(1,760,127)	-258.4%
Net (loss) income	(3,447,561)	5,459,760	701,472	8,907,321	-258.4%

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Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the years ended December 31, 2024 and 2025, respectively:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Group services	166,576	6,144,279	789,418	5,977,703	3,588.6%
Golf event management and promotion	-	4,150,002	533,193	4,150,002	N/A
Golf card services	32,666	37,161	4,775	4,495	13.8%
Total revenue	199,242	10,331,442	1,327,386	10,132,200	5,085.4%

Our total revenue increased by HK$10,132,200, or approximately 5,085.4%, from HK$199,242 for the year ended December 31, 2024 to HK$10,331,442 (US$1,327,386) for the year ended December 31, 2025. The substantial increase was primarily driven by the inaugural staging of the Hong Kong Golf Show and by strong growth in Group Services revenues as we deepened our client base and expanded our portfolio of professional golf training, business networking and team-building engagements.

Group Services

Revenue from Group Services increased by HK$5,977,703, or approximately 3,588.6%, from HK$166,576 for the year ended December 31, 2024 to HK$6,144,279 (US$789,418) for the year ended December 31, 2025. Our Group Services product is an integrated golf business programme that simultaneously delivers professional golf training, business networking and team-building within one unified event experience. The increase was primarily attributable to the Company securing a significantly larger volume of programme engagements during 2025, reflecting both heightened corporate demand for golf-related professional development, business networking and team-building activities in Hong Kong and the expansion of our service capacity. During 2024, our Group Services revenue was limited as the business was in an early growth phase, with only a small number of client engagements completed.

Golf Event Management and Promotion

Revenue from golf event management and promotion, comprising the Hong Kong Golf Show and related exhibition services, was nil for the year ended December 31, 2024 and HK$4,150,002 (US$533,193) for the year ended December 31, 2025. The 2025 revenue reflected the successful inaugural staging of the HKGS, including exhibitor booth fees and sponsorship and branding fees. There was no comparable activity in 2024, as the exhibition concept was developed and launched in 2025. The HKGS is expected to be an annually recurring event, though the scale and revenue contribution may vary from year to year depending on exhibitor and sponsor participation.

Golf Cards Services

Revenue from Golf Cards Services increased by HK$4,495, or approximately 13.8%, from HK$32,666 for the year ended December 31, 2024 to HK$37,161 (US$4,775) for the year ended December 31, 2025. Revenue is principally derived from transaction-related commissions and service fees earned on member spending activity and partner-linked transactions facilitated through the Golf Cards platform. The modest increase reflects the early-stage nature of the membership monetization model, and we anticipate that continued expansion of the membership base and partner network will drive more meaningful revenue growth from this segment over time.

57

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Direct service fees	1,240,700	1,532,009	196,833	291,309	23.5%
Expected credit loss	32,674	-	-	(32,674)	-100.0%
Legal and professional fees	588,600	65,800	8,454	(522,800)	-88.8%
Travel and entertainment expenses	573,164	52,188	6,705	(520,976)	-90.9%
Employee and compensation benefits expenses	1,738,389	1,985,839	255,141	247,450	14.2%
Other operating costs and expenses	152,879	158,386	20,349	5,507	3.6%
Total operating expenses	4,326,406	3,794,222	487,482	(532,184)	-12.3%

Total operating expenses decreased by HK$532,184, or approximately 12.3%, from HK$4,326,406 for the year ended December 31, 2024 to HK$3,794,222 (US$487,482) for the year ended December 31, 2025. The year-on-year decrease was primarily driven by a significant reduction in legal and professional expenses, which more than offset increases in direct service fees and employee costs.

Direct service fees

Direct service fees represent the direct costs incurred in connection with the delivery of our golf and sports services, comprising principally fees paid to external professionals engaged to support the provision of golf training, coaching, and event management services, exhibition management, and Golf Cards programme operations. These costs are expensed as incurred.

Direct service fees increased by HK$291,309, or approximately 23.5%, from HK$1,240,700 for the year ended December 31, 2024 to HK$1,532,009 (US$196,833) for the year ended December 31, 2025. The increase was primarily attributable to the Company expanded its service delivery capacity to accommodate the increased volume of corporate Group Services engagements and to support the operational requirements of the inaugural HKGS.

Expected Credit Loss

We recorded an expected credit loss (ECL) provision of HK$32,674 for the year ended December 31, 2024 in connection with trade receivables assessed under the CECL methodology. No ECL provision was recorded for the year ended December 31, 2025.

Legal and Professional Expenses

Legal and professional expenses decreased by HK$522,800, or approximately 88.8%, from HK$588,600 for the year ended December 31, 2024 to HK$65,800 (US$8,454) for the year ended December 31, 2025. The decrease was primarily attributable to the consultancy fee of HK$540,000 paid to Mr. Yu Chun Fai in 2024 in connection with consultancy services rendered to GLG (HK). The consultancy arrangement was not continued into 2025, resulting in a nil charge under this item in the year ended December 31, 2025. We expect legal and professional fees to increase in the future as we incur audit, legal, and advisory costs in connection with this Offering and, subsequently, as a public company.

Travel and Entertainment Expenses

Travel and entertainment expenses decreased by HK$520,976, or approximately 90.9%, from HK$573,164 for the year ended December 31, 2024 to HK$52,188 (US$6,705) for the year ended December 31, 2025. The high level of travel and entertainment expenses in 2024 reflected the Company’s then-nascent stage of operations, during which management undertook significant outreach efforts to establish business relationships, develop its corporate client base, and build the partner network underlying its golf services and events business. The decrease in 2025 was driven by the Company’s established client and partner relationships, which reduced the need for intensive outreach activities.

58

Employee and Compensation Benefits Expenses

Employee and compensation benefits expenses increased by HK$247,450, or approximately 14.2%, from HK$1,738,389 for the year ended December 31, 2024 to HK$1,985,839 (US$255,141) for the year ended December 31, 2025. The increase was primarily attributable to the expansion of the Company’s operational headcount to support the growing Group Services business and to manage the delivery of the inaugural HKGS. We expect employee costs to continue to increase as we scale our operations following this Offering.

Other Operating Costs and Expenses

Other operating costs and expenses, which include miscellaneous overhead items such as office expenses, utilities, and other administrative costs, remained broadly stable, slightly increased by HK$5,507, or approximately 3.6%, from HK$152,879 for the year ended December 31, 2024 to HK$158,386 (US$20,349) for the year ended December 31, 2025.

Other income (expenses)

Other income (expenses). Other income (expenses) primarily related to bank interest income and offset by bank charges.

Income tax (benefit) expenses

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

GLG (HK), our principal operating subsidiary, is incorporated in Hong Kong and is subject to Hong Kong Profits Tax. Under the two-tiered profits tax regime effective from April 1, 2018, the applicable tax rates are 8.25% on the first HK$2 million of assessable profits and 16.5% on assessable profits in excess of HK$2 million.

The following table sets forth the components of our income tax (benefit) expense for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Hong Kong:
Current tax	-	-	-	-	-

Deferred tax	(681,254)	1,078,873	138,614	1,760,127	N/A
Income tax (benefit) expense	(681,254)	1,078,873	138,614	1,760,127	N/A

59

Our income tax changed from a benefit of HK$681,254 for the year ended December 31, 2024 to an expense of HK$1,078,873 (US$138,614) for the year ended December 31, 2025. No current tax was payable in either period. In 2024, the tax benefit arose from the recognition of a deferred tax asset in respect of net operating loss carryforwards generated in that year. In 2025, the Company recorded a non-cash deferred tax expense of HK$1,078,873 (US$138,614) reflecting the partial utilisation of those carried-forward net operating losses against the taxable income generated in the year. As of December 31, 2025, the Company retains a remaining net operating loss carryforward of HK$4,333,836 (US$556,812), and deferred tax assets of HK$715,084 (US$91,874) in respect of that balance.

Net (loss) income. As a result of the foregoing, we reported a net loss of HK$3,447,561 for the year ended December 31, 2024 and net income of HK$5,459,760 (US$701,472) for the year ended December 31, 2025.

Liquidity and capital resources

As of the date of this prospectus, we have financed our operations primarily through cash flows from operations. We plan to support our future operations primarily from cash generated from our operations and the net proceeds from this Offering.

As reflected in our consolidated financial statements, we reported a net loss of HK$3,447,561 for the year ended December 31, 2024 and net income of HK$5,459,760 (US$701,472) for the year ended December 31, 2025. We had negative working capital of HK$4,347,175 (US$558,526) as of December 31, 2025. We believe such negative working capital was temporary, as (i) we had generated net cash provided by operating activities for the years ended December 31, 2025; (ii) we had cash and cash equivalents of HK$7,484,978 (US$961,672) as of December 31, 2025, compared to HK$255,526 as of December 31, 2024, representing a significant improvement in our liquidity position ; and (iii) we generated net income for the fiscal year ended December 31, 2025. Our working capital requirements were influenced by the size of the operations, the volume and dollar value of the sales contracts, the progress of execution of our customer contracts, and the timing for collecting billings and payment of our direct costs of revenue.

We believe that our current cash and cash flows provided by operating activities, and the estimated net proceeds from this Offering will be sufficient to meet our working capital needs for at least the next 12 months from the date of this prospectus. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Net cash (used in) provided by operating activities	(4,327,547)	6,070,794	779,978
Net cash provided by investing activities	3,841,069	630,481	81,004
Net cash provided by financing activities	-	528,177	67,860
Net (decrease) increase in cash	(486,478)	7,229,452	928,842
Cash, beginning of year	742,004	255,526	32,830
Cash, end of year	255,526	7,484,978	961,672

Operating activities

Net cash provided by operating activities amounted to HK$6,070,794 (US$779,978) for the year ended December 31, 2025, primarily derived from: (i) net income of HK$5,459,760 (US$701,472); (ii) non-cash items of HK$1,078,873 (US$138,614) representing deferred tax expense and HK$7,448 (US$957) representing depreciation; and (iii) changes in operating assets and liabilities, including an increase in accounts receivable of HK$466,090 (US$59,883), an increase in prepaid expenses and other current assets of HK$26,064 (US$3,349), and an increase in accrued expenses and other current liabilities of HK$16,867 (US$2,167).

Net cash used in operating activities amounted to HK$4,327,547 for the year ended December 31, 2024, primarily reflecting the net loss of HK$3,447,561 incurred during the period, together with working capital changes including an increase in prepaid expenses and other current assets of HK$252,127, partially offset by non-cash items and accruals.

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Investing activities

Net cash provided by investing activities amounted to HK$630,481 (US$81,004) for the year ended December 31, 2025 and HK$3,841,069 for the year ended December 31, 2024. In 2025, investing cash flows comprised repayments received from a related party of HK$650,119 (US$83,527), partially offset by purchases of property, plant and equipment of HK$19,638 (US$2,523). In 2024, investing cash flows comprised repayments received from a related party of HK$4,400,000, partially offset by advances to a related party of HK$546,901 and purchases of property, plant and equipment of HK$12,030.

Financing activities

Net cash provided by financing activities amounted to HK$528,177 (US$67,860) for the year ended December 31, 2025. In 2025, financing cash flows comprised proceeds from borrowings from a related party of HK$699,881 (US$89,921), partially offset by repayments of borrowings to a related party of HK$171,704 (US$22,061). These borrowings represent working capital advances from Mr. Yu Chun Fai, the Company’s Chief Executive Officer and controlling shareholder. There was no financing activities for the year ended December 31, 2024.

Off-balance sheet arrangements

We did not have, during the periods presented, nor do we currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Capital expenditures

For the years ended December 31, 2024 and 2025, our capital expenditures consisted solely of purchases of computer equipment amounting to HK$12,030 and HK$19,638 (US$2,523), respectively. Subsequent to December 31, 2025 and as of the date of this prospectus, we did not purchase any material property and equipment, and intangible assets for operational use. We do not have any other material commitments to capital expenditures as of December 31, 2025 or as of the date of this prospectus.

Inflation

Inflation did not materially affect the business or the results of operations of our Operating Subsidiary.

Seasonality

Our business is subject to significant seasonality and period-to-period variability, driven principally by the timing of major golf events and exhibitions.

A substantial portion of our revenue is generated in connection with the staging of large-scale golf exhibitions and events. For the year ended December 31, 2025, the Hong Kong Golf Show — held at the Hong Kong Convention and Exhibition Centre in November 2025, representing approximately 40.2% of our total revenue for that year. We have been informed that the Outdoor and Sport Expo 2026 is scheduled to be held in December 2026, and we are in the process of engaging with the organizer regarding our participation, though there can be no assurance that we will participate. Prospective investors should be aware that our quarterly and annual results may fluctuate materially depending on the timing, scale, and occurrence of golf exhibitions and major events.

Critical accounting estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Our critical accounting policies and practices include the following: revenue recognition. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 — Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus. The disclosures below shown the impact of our critical accounting estimates on the financial condition and results of operations.

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Allowance for Expected Credit Losses (CECL)

We are required under ASC 326, Financial Instruments — Credit Losses, to estimate and record an allowance for expected credit losses (“ECL”) on our financial assets measured at amortized cost, principally trade receivables. The CECL methodology requires a forward-looking assessment of expected losses over the remaining contractual life of the asset, considering historical loss experience, current conditions, and reasonable and supportable forecasts of future conditions.

In estimating the ECL allowance, the key assumptions we consider include: (i) the creditworthiness and payment history of individual customers; (ii) the aging profile of outstanding receivables; (iii) the macroeconomic environment in Hong Kong, including business conditions affecting our corporate client base; and (iv) any specific knowledge of a customer’s financial difficulties or dispute status. Given that our customer base consists primarily of corporate clients in Hong Kong and our receivables collection periods are generally short (typically settled within or shortly after the relevant event), the estimation uncertainty inherent in the CECL assessment is moderate.

Changes in the Estimate Over the Relevant Period. We recorded a CECL provision of HK$32,674 for the year ended December 31, 2024. This provision related to specific trade receivable balances assessed as at elevated credit risk based on aging and the absence of recent payment activity. For the year ended December 31, 2025, we recorded no ECL provision (nil), reflecting the improved quality of our receivables portfolio and the absence of specific indicators of credit impairment. The reduction in the ECL provision from HK$32,674 to nil represents a change in estimate driven by our assessment of the improved recoverability of the receivables portfolio as of December 31, 2025.

The table below illustrates the sensitivity of the ECL allowance to changes in our assumed loss rate across the accounts receivable balance as of December 31, 2025:

Assumed Loss Rate	Accounts Receivable (HK$)	Implied ECL Allowance (HK$)	Impact on Net Income (HK$)
0% (as reported)	466,090	—	—
1%	466,090	4,661	(4,661)
2%	466,090	9,322	(9,322)
5%	466,090	23,305	(23,305)
7%	466,090	32,626	(32,626)

Note: The above sensitivity analysis is for illustrative purposes only. The assumed loss rates are hypothetical and do not represent management’s current expectations of credit losses.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies.”

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances.

We believe that there is no significant credit risk associated with cash at banks in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our Hong Kong subsidiaries are located. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000. Otherwise, these balances are not covered by insurance. We believe that no significant credit risk exists as these financial institutions have high credit quality and we have not incurred any losses related to such deposits. In respect of accounts receivable, we apply the CECL methodology under ASC 326 to assess expected credit losses on a forward-looking basis. We recorded a CECL provision of HK$32,674 for the year ended December 31, 2024 and nil for the year ended December 31, 2025.

Concentration Risk

For the year ended December 31, 2024, three customers accounted for approximately 72.6%, 16.4%, and 11.0% of our total revenue, respectively. For the year ended December 31, 2025, no single customer accounted for more than 10% of our total revenue, reflecting meaningful diversification achieved through the broad and expanded client base served through our services.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Interest Rate Risk

We are exposed to cash flow interest rate risk through changes in interest rates related mainly to our bank balances. We currently do not have any interest rate hedging policy in relation to cash flow interest rate risk and the risks due to changes in interest rates are not material. We monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign Exchange Risk

We are not exposed to any foreign currency risk.

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INDUSTRY

Unless otherwise noted, all the information and data presented in this section have been derived from various official government and other publications generally believed to be reliable. We believe that the sources of such information and statistics are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of GLG (HK) Market in Hong Kong

The golf lifestyle industry in Hong Kong, centered on high-margin revenue streams such as Golf networking services, Golf event management and promotion, and Golf card services, is experiencing sustained and robust expansion fueled by rising participation rates across diverse demographics, strong affluent consumer demand, and seamless integration with premium lifestyle services. As a global financial hub, Hong Kong’s well-established corporate golf culture drives strong demand for networking events, corporate outings, and event promotion services. Despite only six principal local golf clubs serving approximately 7.5 million Hong Kong residents, highly mobile high-net-worth individuals actively sustain event promotion, corporate hospitality, and innovative membership solutions. This market resilience aligns with Asia-Pacific golf equipment market’s 6.2% CAGR from 2026 to 20331, and the Asia region’s dominance with 26.2 million adult golf participants2 further supports these trends, boosting Hong Kong’s premium golf services via play and equipment demand despite infrastructure limits.

Definition and Industry Segmentation

The golf lifestyle market in Hong Kong integrates core golfing activities with ancillary premium services. The following segments are directly relevant to our business:

●	Core Golf (Courses and Training): Comprises facilities, instructional programs, and corporate clinics utilizing simulator and virtual reality (VR) technologies, establishing the foundation for networking initiatives and outings among Hong Kong’s financial professionals.
●	Equipment and Apparel: Encompasses clubs, balls, bags, footwear, gloves, and performance attire—facilitating premium consumption through professional shop networks and exhibition demonstrations.
●	Services: Encompasses golf networking and events including corporate outings, tournaments, and exhibitions like Hong Kong Golf Show for lead generation and activation, golf card services featuring digital memberships with co-branded bank privileges, tiered loyalty, and partner course access for recurring revenue, and golf tourism through cross-border packages enhancing event and networking value.

1 Golf Equipment Market (2026 - 2033), Grand View Research

https://www.grandviewresearch.com/industry-analysis/golf-equipment-market

2 Global Golf Participation 2024, R&A Rules Limited

https://assets.randa.org/c42c7bf4-dca7-00ea-4f2e-373223f80f76/53c40191-17dc-4a7b-8767-b9f582d6607c/The%20R%26A%20Global%20Golf%20Participation%202024.pdf

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Market Drivers

The golf lifestyle market in Hong Kong benefits from several powerful, interconnected drivers that sustain long-term demand and structural growth.

●	Rising Participation and Demographics: Structural shifts bring millennials, Gen-Z, females, and urban professionals into the sport through lower entry costs via indoor simulators, driving ranges, and affordable gear. These groups prioritize social, wellness, and aspirational aspects, expanding the player base beyond traditional demographics.
●	Premium Lifestyle Convergence: Golf increasingly merges with high-end wellness, experiential spending, and financial services through co-branded cards, O2O platforms, and lifestyle perks. Partnerships with banks and luxury brands enhance recurring revenue and member retention in Hong Kong’s affluent market.

Market Trends and Opportunities

The golf lifestyle sector in Hong Kong is shaped by transformative trends that present substantial opportunities for innovative players.

●	Digital Transformation: Rapid adoption of AI-driven analytics, VR training simulators, and integrated mobile apps revolutionizes bookings, personalization, and member engagement. Tech-savvy consumers in Hong Kong demand seamless O2O experiences, creating openings for platforms that leverage data for targeted marketing and operational efficiency.
●	Experiential and Wellness Focus: Consumers favor curated, multi-faceted events blending golf with travel, dining, wellness retreats, and social programming, aligning with the broader experiential economy shift. This trend supports premium pricing for integrated packages that cater to urban professionals seeking status and health benefits.
●	Major Events Momentum: High-profile international tournaments like LIV Golf Hong Kong 2026 and the Hong Kong Open draw global attention, boosting local participation, tourism inflows, and corporate sponsorships. These events elevate brand visibility and create lead generation for memberships and expos.

Market Challenges and Threats

The golf lifestyle market in Hong Kong faces several persistent challenges and external threats that could temper growth despite strong tailwinds.

●	Limited Local Infrastructure: Hong Kong’s geography supports only six main golf courses, creating chronic supply constraints that force heavy reliance on cross-border travel and expose operations to transportation disruptions or policy changes. This limitation also intensifies competition from digital booking platforms, which aggregate global access without local infrastructure needs.
●	Talent Shortages and Rising Operational Costs: Demand for qualified golf instructors, event managers, and tech-savvy professionals outpaces supply in a high-cost city, driving up wages and turnover. Additionally, investments in sustainability technologies, premium VR systems, and compliance with evolving green standards inflate operational expenses, squeezing margins for firms without scale advantages.
●	Economic Sensitivity and Affluent Market Dependence: The industry’s focus on high-net-worth individuals and corporate clients ties performance closely to financial sector volatility, global trade tensions, and luxury spending cycles. While diversification provides some resilience, prolonged economic slowdowns or shifts in corporate entertainment budgets could significantly reduce event and membership revenues.

Entry Barriers

New entrants to the Hong Kong golf lifestyle market face several significant barriers that protect established players.

●	Reputation and Professional Credentials: New entrants struggle to build trust and credibility in a market where high-stakes corporate events and premium memberships demand proven expertise. Established firms benefit from years of successful client engagements, such as delivering flagship expos or corporate tournaments, which newcomers cannot quickly replicate.
●	High Cost of Operational Change and Technology: The industry requires heavy ongoing investment in cutting-edge tools like VR simulators, data analytics platforms, and O2O mobile apps to stay competitive. Smaller firms face prohibitive upfront costs for these technologies, along with cybersecurity and scalable systems, limiting their ability to match incumbents’ efficiency.
●	Quality of Services and Economies of Scale: Incumbents leverage deep institutional knowledge to deliver customized, high-quality solutions across networks of partner courses. New players lack the scale for cost-effective marketing, talent development, and resources, making it hard to attract top corporate clients or build sticky memberships.

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REGULATIONS

Our business operations are conducted in Hong Kong and are primarily subject to Hong Kong laws and regulations.

This section summarizes the most significant rules and regulations that affect our business activities.

Business Registration

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 (approximately $600) and imprisonment for one year.

Taxation

Inland Revenue Ordinance

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 (approximately $256,410) and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

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Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 (approximately $1) is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who wilfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 (approximately $45,000) and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who wilfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000 (approximately $1,200).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

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Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 (approximately $12,000) and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40 (approximately $5) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Independent contractors

Under the Hong Kong laws, a worker may be categorised as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Under the OSHO, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by:

(a)	providing and maintaining plant and systems of work that are safe and without risks to health;

(b)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances as regards any workplace under the employer’s control;

(c)	providing all necessary information, instructions, training and supervision to the employee to ensure the safety and health at work;

(d)	providing and maintaining means of access to and egress from the workplace that are safe and without any risks to health; and

(e)	providing and maintaining a working environment for the employees that is safe and without risks to health.

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An employer who fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 or on conviction on indictment to a fine of HK$10,000,000. An employer who intentionally knowingly or recklessly fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 (approximately $385,000) and to imprisonment for 6 months or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for 2 years.

The Commissioner for Labor may by virtue of section 9(1) of the OSHO issue an improvement notice against non-compliance of the OSHO. The Commissioner for Labor may also by virtue of section 10(1) of the OSHO issue a suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. An employer who fails to comply with an improvement notice without reasonable excuse commits an offence punishable by a fine of HK$400,000 and imprisonment for 12 months. An employer who contravenes a suspension notice without reasonable excuse commits an offence punishable by a fine of HK$1,000,000 (approximately $128,000) and imprisonment for 12 months.

Personal data

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000.

Data Protection Act, 2021 of the BVI

BVI Data Protection Laws

We have certain data protection duties under the BVI Data Protection Act, 2021 (the “DPA”).

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment you will be required to provide us with certain personal information which constitutes personal data within the meaning of the DPA.

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Investor Data

We will collect, process, use, disclose, retain and secure personal data only to the extent necessary and for lawful purposes to the extent legitimately required to conduct our activities of on an ongoing basis, in order to protect the vital interests of shareholders, as data subjects, for the administration of justice or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory, tax and governmental authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the BVI or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the BVI shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

You have the right to request access to, and correction of, your personal data which we hold which can be exercised by contacting the Company as set out below.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.glg.com.hk/en or through phone number +852-2388-8830.

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Intellectual Property

Copyright Ordinance

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

According to the Copyright Ordinance, a person may incur civil liability for “second infringement” if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. Nevertheless, the person will only be liable if, at the time he committed the act he knew or had reason to believe that he was dealing with infringing copies. Section 31 of the Copyright Ordinance provides that the copyright in a work is infringed by a person, who, without the licence of the copyright owner, amongst others, possesses for the purpose of or in the course of any trade or business or sells or lets for hire, or offers or exposes for sale or hire a copy of a work which his, and which he knows or had reason to believe to be, an infringing copy of the work.

The Copyright Ordinance also imposes criminal liability under section 118 which provides that a person commits an offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possesses an infringing copy of the work with a view to its being, among other, sold or let for hire by any person for the purpose of or in the course of that trade or business. Section 119A of the Copyright Ordinance provides that when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. Among other defences, the Copyright Ordinance provides that it is a defence for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright work.

The Copyright Ordinance further provides that any person who contravenes Section 118 or 119A of the Copyright Ordinance shall be guilty of an offence and shall be liable to a fine of HK$50,000 and to imprisonment for 4 years.

Trade Marks Ordinance

The Trade Marks Ordinance (Chapter 559 of the laws of Hong Kong) provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)	identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)	identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)	similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)	identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)	applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and

(b)	at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Occupiers Liability

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the laws of Hong Kong) regulated the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the premises. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take reasonable care of the premises in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

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BUSINESS

OVERVIEW

Founded with the vision of elevating the way people in Asia experience golf, leisure and premium living, we have grown from a niche golf services provider into an integrated lifestyle platform that connects golfers, travelers and high-quality lifestyle consumers across Hong Kong. Through our ecosystem of golf services, lifestyle membership programs, curated events, travel offerings, and digital platforms, we seek to redefine what it means to live a modern, aspirational, experience-driven lifestyle.

Today, we stand at the intersection of sports, leisure, technology and premium consumption. By leveraging years of industry experience, strategic partnerships with leading financial institutions, and an expanding network of golf, travel and lifestyle service providers, we aim to build one of Asia’s most influential golf-centric lifestyle brands.

We trace our origins to a simple insight: that golf is more than a sport — it is a lifestyle reflecting connection, wellness, exploration and personal aspiration. After decades of working within golf retail, course access networks, travel planning and corporate events, our founder saw a widespread gap between rising consumer expectations for premium, curated experiences and the fragmented, largely offline golf and leisure ecosystem in Asia.

Recognizing that golfers and high-quality lifestyle consumers sought convenience, exclusivity and personalized service, our founder set out to create a platform that would integrate golf bookings, travel experiences, event participation and lifestyle privileges into a cohesive, digitally enabled membership model. This became our foundation.

Since the incorporation of our Operating Subsidiary in Hong Kong in 2012, we have continued to expand our service pillars—from golf event organization and membership programs to lifestyle curation, e-commerce and cross-border travel services. These efforts culminated in the development of our flagship Golf Cards membership and payment ecosystem, built in partnership with leading financial institutions. Today, our brand reflects the premium yet approachable lifestyle we aim to deliver.

OUR STRENGTHS

We differentiate ourselves through a distinctive combination of industry experience, digital integration, strategic partnerships and a lifestyle-driven service philosophy. Together, these strengths support our ability to attract and retain premium consumers, expand our partner ecosystem and scale efficiently.

Integrated golf and lifestyle service ecosystem

We operate across the full spectrum of golf-related consumption, offering golf event organization, tee-time booking support, VR training experiences, travel arrangements, lifestyle product curation and premium experience design. Through our Golf Cards platform, members can access golf privileges, travel perks, lifestyle offerings, retail benefits and partner rewards. Our physical and digital networks extend across Hong Kong; we maintain a presence in over 30 golf pro shops, collaborate with more than 50 golf courses, and connect with consumers via our website, mobile channels and major social platforms. Our Hong Kong Golf Show serves as a flagship “expotainment” event, showcasing brands, products, experiences and industry partners.

Differentiated portfolio of offerings for a broad customer base

Our services address the full continuum of golf- and lifestyle-related demand—from elite golfers seeking exclusive access and premium events, to emerging golfers exploring training and travel packages, to lifestyle consumers seeking curated experiences. The Golf Cards features tiered privileges, reward structures and personalized benefits, enabling us to tailor value propositions across segments with themed events, specialized training programs, wellness-focused travel itineraries and curated content.

Highly scalable, partnership-driven model with low capital intensity

We emphasize collaboration rather than asset ownership, partnering with golf courses, driving ranges, pro shops/retailers, travel operators, lifestyle brands and financial institutions. This asset-light approach enables rapid geographic and vertical expansion with minimal capital expenditure, broad regional coverage and the ability to launch new services quickly while enhancing resilience and reducing operational risk.

Strong brand positioning and deep industry relationships

Our founder and management team bring over 36 years of cumulative experience spanning golf retail, course access networks, financial-institution partnerships, corporate events and consumer lifestyle services. These relationships enhance our credibility, expand member offerings and support exclusive access to courses, events, products and partner benefits that reinforce our competitive positioning.

Integrated digital infrastructure and data-driven capabilities

We leverage digital tools to support our business operations, including our Golf Cards membership, booking and event management systems. We continue to make incremental enhancements to these existing systems with a view to improving member experience, operational efficiency, and our ability to generate insights from member activity data. While we have aspirational plans to develop a more deeply integrated digital platform that unifies member identification, booking management, payment functionality, loyalty tracking and content engagement, enabling personalization, improved operational workflows and better insights into consumption trends across online and offline scenarios. This infrastructure strengthens member engagement and underpins the scalability of our platform. We have not yet committed a specific budget to this initiative, and there can be no assurance that such plans will result in a fully integrated platform, that the development will be completed on any particular timeline, or that the platform, if developed, will achieve the operational or commercial objectives we envision.

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Experience-based lifestyle curation

Modern consumers value experiences over transactions. We design high-quality, culturally relevant and socially engaging golf, travel, wellness and lifestyle experiences—ranging from VIP golf events and cross-border travel itineraries to curated product lines and themed lifestyle campaigns—to deepen satisfaction, retention and emotional connection with our brand.

Loyal and growing member base with strong engagement

The Golf Cards fosters loyalty through payment-linked rewards, tiered privileges and curated experiences. Our member base built on Golf Cards programs skewing toward affluent consumers and young professionals with strong demand for premium experiences, wellness-focused activities and cross-border travel.

Visionary and seasoned management team

Our leadership team has extensive experience building consumer brands, managing cross-border services, forming financial-institution partnerships and scaling lifestyle-oriented businesses. Our founder has over 36 years of experience across golf, travel and financial services and has participated in significant industry developments, including the launch of the first golf payment card programs in Hong Kong. The team’s commitment to innovation, service excellence and lifestyle-driven brand building supports disciplined growth and a culture that values creativity, leadership and long-term success.

OUR STRATEGIES

Setting out as a niche golf services provider, we have evolved into an integrated golf-centric lifestyle platform serving golfers, travelers and premium lifestyle consumers across Hong Kong. We intend to continue expanding our influence by deepening our membership ecosystem, strengthening our partnerships, enhancing our digital capabilities and broadening our service offerings. We aim to achieve these goals through the following strategies.

Further develop and expand our integrated golf-centric lifestyle ecosystem

We intend to continue building upon our existing strengths across golf services, lifestyle offerings, events, and digital engagement. Our current ecosystem spans golf event organization, tee-time assistance, VR golf training, membership services, lifestyle curation, and travel-related services. As we grow, we plan to expand our partnerships with golf courses, driving ranges, golf retailers, training professionals, and lifestyle brands across Hong Kong and Asia.

Looking forward, we aim to broaden the scale and reach of our flagship Hong Kong Golf Show, deepen cooperation with existing partners, and expand into additional regions where we see increasing interest in golf, leisure and lifestyle consumption. These initiatives will further strengthen our position as a leading golf-lifestyle platform in the region.

Enhance and scale our Golf Cards membership and payment ecosystem

Our Golf Cards membership and payment system is a cornerstone of our platform, offering members privileges across golf, travel, lifestyle consumption and partner rewards. We intend to expand our membership base beyond our existing cardholder communities through targeted marketing, deeper integration with financial institutions, and enhancements to the Golf Cards value proposition.

Future development areas include:

●	Adding new membership tiers and personalized reward structures;

●	Strengthening cross-category benefits across golf, travel and lifestyle scenarios;

●	Enhancing digital integration to enable seamless earning and redemption of points across online and offline channels.

These enhancements are expected to increase member engagement, spending activity, and long-term loyalty.

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Strengthen our event, media and marketing capabilities to grow brand influence

Our Hong Kong Golf Show and other curated events play an important role in shaping brand awareness and member engagement. We intend to expand our event portfolio in scale, frequency and variety — including experiences designed for corporate clients, golfers of varying skill levels, and lifestyle-oriented consumers.

We aim to further strengthen our media, PR and marketing capabilities, including digital content production, social-media engagement, and cross-channel campaigns. These efforts will support our goal of positioning as a leading golf-centric lifestyle brand in Hong Kong and the broader Asian region.

Accelerate digital platform development and expand our online-offline lifestyle network

We are committed to enhancing our digital infrastructure to create a seamless online-offline experience for our members and partners. Our plans include:

●	Expanding features within the Golf Cards platform, including booking functions, personalized recommendations, digital content, and lifestyle-related rewards;

●	Enhancing our e-commerce capabilities to support retail categories connected to golf, travel and curated lifestyle consumption;

●	Upgrading internal systems that support our event operations, membership management and partner integrations.

Strengthening our digital backbone will allow us to scale efficiently and improve both customer experience and operational effectiveness.

Grow our travel and cross-border golf tourism services

Travel is a key component of the golf lifestyle experience. We intend to expand our portfolio of standard and tailor-made golf travel packages, including itineraries for individuals, families, groups and corporate clients. We also plan to broaden our collaborations with airlines, resorts, hotels, travel agencies and regional tourism organizations.

Through these efforts, we will continue enhancing the cross-border privileges available to Golf Cards members and capturing rising demand for golf tourism across Hong Kong and Asia.

Leverage our long-standing industry experience to deepen partnerships and corporate solutions

With decades of combined experience across golf retail, golf course networks, coaching partnerships, and corporate event management, our management team has established extensive industry relationships. We intend to strengthen these relationships by expanding our corporate golf event offerings, co-branded activations, and lifestyle-themed partnership programs.

We also aim to broaden our B2B partnerships with financial institutions, lifestyle brands, wellness providers and other high-end consumer sectors, supporting both customer acquisition and new product development.

Continue enhancing customer experience and service quality

We plan to further improve customer experience through increased personalization within the Golf Cards ecosystem, including tailored privileges, content, travel suggestions, training opportunities and exclusive event invitations. Additional investments will be directed toward enhancing customer support, communication channels and, where appropriate, concierge-level services. We believe these improvements will strengthen our brand positioning and foster long-term customer loyalty.

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Explore selective expansion opportunities and new revenue streams

While we remain focused on Hong Kong and Asia, our partnership-driven, asset-light model gives us flexibility to enter new markets and service categories when opportunities arise. Potential long-term initiatives include:

●	Co-branded lifestyle product lines,

●	Collaborations with sports and wellness technology providers,

●	Geographic expansion into selected Asian markets,

●	Selective acquisitions or partnerships aligned with our golf-lifestyle strategy.

These opportunities will be evaluated carefully based on strategic fit, market demand and expected returns.

The following table sets forth the breakdown of our revenue by major revenue type for the years ended December 31, 2024 and 2025, respectively:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Group services	166,576	6,144,279	789,418	5,977,703	3,588.6%
Golf event management and promotion	-	4,150,002	533,193	4,150,002	N/A
Golf card services	32,666	37,161	4,775	4,495	13.8%
Total revenue	199,242	10,331,442	1,327,386	10,132,200	5,085.4%

GROUP SERVICES (INTEGRATED GOLF BUSINESS PROGRAMMES)

Overview and Definition

We provide Group Services, which consist of organized golf-related experiences and business programs delivered to corporate clients, private groups and member communities (each a “Group Customer”). Our core product is a single unified programme that simultaneously delivers professional golf training, business networking and team-building within one continuous event experience. These three dimensions are not offered as separable components or a menu of options — they are structurally integrated elements of one product, designed to reinforce one another throughout the event. For a more detailed description of our customer segments, see “Customers”. For an overview of our marketing channels and customer acquisition approach, see “Sales and Marketing”.

Key Offerings

The Integrated Golf Business Programme

Our integrated golf business programme is designed to serve corporate clients seeking a single event that achieves professional development, relationship-building and team cohesion goals simultaneously. A typical programme delivers the following three elements as part of one unified experience:

–	Golf training and coaching — professional instruction delivered by qualified golf coaches, covering basic swing technique, putting practice, and course etiquette and rules of play. Training is calibrated to the skill level and objectives of the Group Customer’s participants and is designed to provide a practical foundation for engagement in the networking and team-building activities that follow within the same event;
–	Business networking — structured interaction among management-level participants, facilitated through small group golf competitions and organized exchange sessions. Networking may be conducted among participants from within the Group Customer’s own organization or, where applicable, alongside participants from other corporate clients, enabling relationship-building across companies in a golf setting; and
–	Team-building — group golf activities specifically designed to strengthen collaboration, communication and cohesion within the Group Customer’s management or staff team. Team-building elements are woven into the programme alongside the training and networking components, using shared participation in golf-related challenges and group activities to foster engagement and alignment.

The integrated structure is central to the value proposition of our Group Services product. By delivering training, networking and team-building within a single event, corporate clients can achieve multiple organizational objectives — professional development, client relationship management and internal team cohesion — through one engagement, without the need to organize separate activities for each purpose.

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Our Group Services operating model is asset-light and event-driven. We do not own, operate or hold long-term leases over any golf courses, driving ranges, indoor golf facilities or training venues. For each engagement, we operate as follows:

●	Client engagement: We contract directly with the Group Customer, agreeing on the programme scope, format and total consideration under a written agreement. The specific venue, session timing and number of participants are confirmed by a mutually agreed schedule following contract execution, enabling the programme to be tailored to each client’s scheduling and capacity requirements.
●	Facility and coaching arrangements: We maintain cooperative arrangements with golf training facility owners and operators, under which they provide their venues and coaching staff for our Group Services programmes. In return, GLG promotes the facility by bringing corporate clients to the venue, providing the facility with direct business exposure and access to our corporate client base, and by co-branding and naming the venue in our marketing materials and programme communications. Under these cooperative arrangements, venue and coaching resources are provided to GLG without a facility usage charge.
●	End-to-end delivery: We manage all client communications, programme coordination, logistics and on-site operations throughout the engagement.

This model allows us to scale engagement volume without material capital expenditur, while maintaining the flexibility to tailor each programme to the Group Customer’s specific venue, format and capacity requirements.

GOLF EVENT MANAGEMENT AND PROMOTION

Flagship Event Platform and Lead Generation—The Hong Kong Golf Show

Our Group Services are supported by our event platform, including the 1st Hong Kong Golf Show, which is designed as a major “expotainment” event and a focal point for partner activation, customer engagement and corporate lead generation. The 1st Hong Kong Golf Show was presence at the Outdoor and Sport Expo 2025 which was held at the Hong Kong Convention and Exhibition Centre (HKCEC) in November 2025 (the “HKGS”).

The Outdoor and Sport Expo 2025 and Our Exclusive Golf Segment

The Outdoor and Sport Expo 2025 is an annual multi-sport consumer and trade exhibition held at the HKCEC, bringing together brands, retailers, practitioners and enthusiasts across a range of indoor and lifestyle sports categories. Through dedicated efforts and strategic positioning, we successfully obtained the exclusive rights to operate the golf-focused segment of the exhibition. This achievement not only underscores our growing influence in the regional golf events landscape but also provided a high-profile platform to showcase the HKGS brand alongside major international sporting events held in Hong Kong in recent years.

As part of our exclusive operation, we successfully engaged a wide range of Hong Kong-based golf organizations to participate as exhibitors, securing venue rentals and attracting corporate sponsors to support the event. The golf show featured a diverse array of interactive experiences, including golf outfit catwalk shows, hands-on golf experiences, golf membership promotions, and travel insurance offerings, creating a dynamic and engaging environment for attendees. Through this integrated approach, we effectively promoted our high-end golf training and networking services, as well as our membership card programs, successfully expanding our customer base and reinforcing our position as a comprehensive service provider in Hong Kong’s golf ecosystem.

The territory has witnessed a surge in major golf activities, including world-class tournaments, industry summits, and lifestyle exhibitions. Our successful participation in the Outdoor and Sport Expo 2025 and the launch of the HKGS position us at the forefront of this growing ecosystem. The HKGS is expected to be an annually recurring event, though the scale and revenue contribution may vary from year to year depending on exhibitor and sponsor participation. While we intend to seek participation in future golf exhibitions and events, including potential future editions of the Outdoor and Sport Expo and any such participation will be subject to agreement with the relevant third-party organizers and is not guaranteed. We have been informed that the Outdoor and Sport Expo 2026 is scheduled to be held in December 2026 and we are in the process of engaging with the organizer of the Outdoor and Sport Expo with a view to formalizing our participation arrangements for future editions, though there can be no assurance that such discussions will result in a formal agreement on terms acceptable to us, or at all. These initiatives, if successful, will further strengthen our position as a leading golf-lifestyle platform in the region.

In 2026, Hong Kong will continue to host a strong calendar of premier golf events, alongside other high-profile tournaments and industry gatherings. This vibrant event landscape presents significant opportunities for strategic partnerships, brand visibility, and community engagement. We intend to seek opportunities to enhance our brand presence in connection with future golf events and industry gatherings to expand our event portfolio, leveraging these major occasions to enhance our market presence and reinforce Hong Kong’s status as a premier destination for golf enthusiasts and industry professionals alike.

We aim to use the above event management services to (i) showcase golf and lifestyle offerings, (ii) facilitate merchant and sponsor activations, (iii) support Group Customer acquisition and (iv) promote packaged experiences that can convert into Group Services engagements.

For the year ended December 31, 2025, the HKGS generated total revenue of HK$4,150,002 (US$533,193), representing approximately 40.2% of our total revenue for that year.

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THE GOLF CARDS (MEMBERSHIP AND PAYMENT CARD PRODUCT)

Overview

We offer two specialized products — the Golf Membership Card and the Golf Payment Card (collectively referred to as the “Golf Cards”) — designed to serve as a comprehensive access point for golfers seeking seamless integration of golf services, travel-related offerings, and curated lifestyle benefits.

The Golf Membership Card is a multi-functional card that combines member identification, promotional discounts, and a robust loyalty rewards program. It serves as an official recognition of membership status across participating venues while unlocking exclusive savings on green fees, equipment purchases, golf lessons, and tournament entries. Members can earn and redeem points across a wide spectrum of golf and lifestyle touchpoints, including dining, wellness, and travel. Additional perks include priority booking at partner golf courses and driving ranges, complimentary or discounted access to select golf events and clinics, exclusive partner offers from luxury brands, hotels, and travel providers, as well as member-only experiences such as golf getaways, networking receptions, and invitation-only tournaments. Tiered privileges are available based on membership level, with enhanced benefits for premium tiers.

The Golf Membership Card is actively promoted through our golf related events and programs, which serve as key channels for member acquisition and engagement. These initiatives allow us to connect with golf enthusiasts in a professional and community-oriented setting, while also showcasing the value of membership firsthand. As of the date of this prospectus, the number of our Golf Membership Cardholders exceeded 2,000.

The Golf Payment Card operates under a multi-scheme structure, enabling eligible members to access both card and payment functionalities through various card schemes (the “Card Schemes”), which currently include Mastercard, subject to program terms, geographic availability, and member tier. As a fully functional credit card, all applicants must be Hong Kong residents to be eligible. Upon approval, members are assigned a credit limit based on their individual credit assessment, allowing them to make purchases and access funds conveniently across a wide range of spending categories. In addition to the core payment functionality, cardholders enjoy exclusive partner discounts and privileges at our network of affiliated merchants, including golf courses, equipment retailers, dining establishments, travel providers, and lifestyle brands. These benefits are designed to enhance the overall value of the card, rewarding members every time they spend. At present, the Golf Payment Cards are offered exclusively in Hong Kong and spending is supported in Hong Kong dollars, depending on the applicable member tier and market conditions. As of the date of this prospectus, the number of our Golf Payment Cardholders exceeded 700.

Development History and Key Milestones

Our Golf Cards is built on the Group’s extensive experience in developing golf membership and payment-enabled card programs in Hong Kong, drawing on the deep industry expertise of our founder, Mr. Yu Chun Fai. Prior to establishing GLG (HK), Mr. Yu accumulated years of experience in the payment platform sector across multiple Asian regions, including Thailand and Hong Kong. In 2005, through a separate entity unaffiliated with our Group, he developed and operated a golf membership and payment card programme in Mainland China, which has since been discontinued. Drawing on this foundational experience, we launched our Golf Membership Card and Golf Payment Card in Hong Kong in 2024. This launch reflects our strategic vision to integrate payment solutions, loyalty rewards, and lifestyle privileges into a unified member ecosystem, designed exclusively for Hong Kong residents.

Customer Base and Member Profile

The Golf Cards is primarily targeted at consumers with (i) a strong interest in golf, (ii) premium lifestyle orientation, and (iii) demand for travel, leisure and experience-based consumption. Our member base includes individual members as well as corporate-affiliated customers who participate in golf events and curated experiences. Management estimates indicate that Golf Cards members generally exhibit above-average purchasing power and spending characteristics relative to mass-market consumer segments. Member engagement is supported by the Golf Cards’ loyalty program and the ability to redeem benefits aligned with golfers’ preferences, such as lessons, tee-time related benefits and golf travel offerings.

Membership Tiers

The Golf Cards is offered through multiple membership tiers, with different benefit levels corresponding to the applicable pricing structure and eligibility criteria. Benefits vary by tier and may include (i) golf privileges such as booking support, training privileges and selected course-related offers; (ii) lifestyle privileges such as member-only promotions, partner discounts and curated experiences; (iii) travel privileges such as access to golf travel offers and tailored itineraries; and (iv) differentiated service levels, including customer support and, for higher tiers, enhanced servicing and/or concierge-style support.

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Partner and Merchant Ecosystem

We pursue a partnership strategy designed to expand value to members and increase Golf Cards utility across multiple consumption scenarios. Our ecosystem includes (i) financial institution and payment partners supporting card issuance, payment enablement and loyalty integration; (ii) golf retail partners and pro shops; (iii) golf courses and course networks; (iv) training partners, including VR training and coaching-related offerings; (v) travel partners and related lifestyle service providers; and (vi) lifestyle merchants providing member privileges, discounts and curated experiences.

Distribution and Member Acquisition

We acquire and service Golf Cards members through a combination of offline and online channels, including physical distribution through golf retail and partner locations, digital engagement through our online platforms and social media channels and event-led acquisition through the Hong Kong Golf Show. Our member acquisition strategy leverages a balanced mix across these channels to optimize reach, engagement, and conversion performance.

Monetization and Strategic Role in Our Business Model

The Golf Cards is intended to be a central engagement and monetization engine of our platform by (i) driving recurring member interactions and spending across golf and lifestyle categories; (ii) enabling cross-selling among golf services, travel services, events and curated offerings; and (iii) supporting the development of a proprietary membership database that enhances personalization and partner value. We generate Golf Cards-related revenue through multiple streams that may include membership fees, transaction-related income and commissions, service fees associated with bookings and event. The contribution of Golf Cards-related revenue to total revenue was immaterial, and the relative mix of revenue streams may vary depending on member mix, tier composition, partner campaigns and product development priorities.

Representative Group Customers and Use Cases

Our Group Services are primarily utilized by:

●	Corporate clients seeking client entertainment, relationship building and team-building experiences through golf;
●	High-quality lifestyle members and private groups seeking curated golf, travel and lifestyle experiences; and
●	Lifestyle-oriented premium consumers (including those with wellness and appearance consciousness) who prefer organized activities and high-touch service.

Typical use cases include corporate hospitality, staff engagement, member community activities, beginner onboarding programs and themed lifestyle events.

Partner and Merchant Ecosystem Supporting Group Services

We deliver Group Services through an asset-light, partner-enabled model, leveraging third-party venues and service providers, including golf courses, driving ranges, indoor golf facilities, retail partners, coaches, travel operators and lifestyle merchants. As part of this ecosystem, we maintain relationships with a network of golf-focused merchant partners across Hong Kong (the “Merchant Partners”). The Merchant Partners may support Group Services through venue access, discounts, equipment/merchandise, training resources and member privileges, depending on the engagement structure and availability.

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Mastercard Golf Sponsorship and Partner Activations

We also pursue sponsorship and partner activation opportunities in connection with our golf ecosystem. Our materials include a Mastercard golf sponsorship concept (the “Mastercard Golf Sponsorship”), which is intended to support brand engagement and member/event activation. Where applicable, sponsorship arrangements may be integrated into Group Services (for example, through co-branded corporate events, VIP invitations, sponsored prizes, or exclusive offers), subject to the terms of the relevant sponsorship agreement and applicable program rules.

Delivery Model and Operations

A typical Group Services engagement follows a standardized workflow:

1.	Scoping and proposal. We confirm objectives, anticipated number of participants (“Participants”), preferred program format and budget, and prepare a tailored proposal.
2.	Planning and coordination. We coordinate venues, resources, scheduling, registration and communications, and manage third-party service providers as applicable.
3.	Execution. We manage on-site operations and real-time coordination during delivery.
4.	Post-event follow-up. Where applicable, we collect feedback, provide post-event materials, and support repeat bookings or membership conversion initiatives.

Pricing and Payment Terms

Group Services are priced based on factors such as program type, number of Participants, venue requirements, operational complexity, inclusion of coaching services (including VR training formats), and whether bundled services are included. We generally structure fees as a combination of:

●	event organization fees (fixed and/or per-Participant);
●	clinic/seminar program fees (per session, per program, or packaged); and
●	where applicable, service fees or commissions relating to travel arrangements, venue coordination, or Merchant Partner-provided components included in a bundled package.

Payment terms vary by engagement; however, our arrangements are generally structured to support payment in advance (particularly where venue bookings and third-party resources must be secured).

CUSTOMERS

Overview

We serve customers across three primary channels—individual members, corporate/group clients, and business partners/sponsors—with offerings designed to drive repeat engagement through golf access, curated lifestyle privileges, travel-related services, events and partner benefits.

Principal Customer Segments

Our customers generally fall into the following categories:

1.	Lifestyle Members (Individual Members).

Our Lifestyle Members include premium consumers and high-net-worth individuals seeking integrated golf and lifestyle services, including golf privileges, curated experiences, travel-related offerings and partner benefits. This segment is served through our membership ecosystem and payment-enabled Golf Cards offering, which is structured with multiple tiers where different benefit levels correspond to different pricing and eligibility criteria.

2.	Corporate Clients and Group Customers.

Corporate clients typically engage us to organize corporate golf events, team-building activities, client hospitality functions, and structured clinics or seminars. These customers often purchase our Group Services through a proposal-and-booking process and may also participate in sponsorship activations and event-based marketing opportunities. During 2025, we served approximately 70 corporate and group engagements. For additional discussion, see “Principal Products and Services—Group Services.”

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3.	Premium Consumers with Health & Wellness Orientation.

We also serve premium consumers who are lifestyle-driven and focused on wellness, personal improvement and curated experiences. This segment overlaps with Lifestyle Members and is reached through curated programs, training offerings (including VR-enabled formats where applicable), travel packages and lifestyle partnerships.

4.	Advertisers, Sponsors and Merchant Partners.

We serve advertisers and sponsors seeking exposure to a high-end audience and golf-interested consumers, including through exhibitions, marketing campaigns and partner activations. We also work with merchant partners who participate in our ecosystem by providing member privileges, discounts and curated offerings. We maintain relationships with a network of golf-focused merchant partners across Hong Kong.

Customer Acquisition and Engagement Channels

We acquire and engage customers through a combination of (i) membership and partner channels (including financial institution partner integrations), (ii) physical distribution and retail touchpoints (including golf pro shops and course presence), (iii) digital channels (including social media and online platforms), and (iv) events and exhibitions. For example, our flagship event platform—including the Hong Kong Golf Show held at the Hong Kong Convention and Exhibition Centre (HKCEC)—is designed to support brand awareness, member acquisition and corporate lead generation. For additional discussion of our marketing methods and distribution channels, see “Sales and Marketing.”

SALES AND MARKETING

Overview

Our sales and marketing strategy is designed to (i) expand our member base and drive recurring engagement, (ii) increase utilization of our golf, travel and lifestyle offerings, (iii) generate corporate demand for Group Services, and (iv) create partner and sponsor value through exposure to a high-end audience. We execute this strategy through a combination of digital marketing, physical distribution partnerships, partner platform integrations, and flagship events.

Sales Channels and Distribution Network

We distribute and promote our offerings through the following primary channels:

1.	Physical Network and Partner Touchpoints.

Our physical network includes distribution and engagement through golf-related partners, including approximately 30 golf pro shop retail locations and presence at approximately 50 golf courses across Asia. These touchpoints support member outreach, promotion and service delivery within the golfing community.

2.	Digital Channels and Social Media.

We engage customers through a diverse range of digital channels, including social media platforms such as Facebook, Instagram, WeChat and Xiaohongshu. These platforms are used to promote memberships, events, campaigns, and partner offerings, enabling continuous communication and engagement with both new and existing customers.

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3.	Partner Platforms and Integrations.

We work with strategic partners, including financial institutions, to expand reach and deliver member value through partner integrations and co-marketing. These partnerships help us access new customer bases and reinforce our position within premium lifestyle ecosystems.

4.	Events and Exhibitions (Flagship Channel).

We use flagship events and exhibitions as major acquisition and brand-building channels. The 1st Hong Kong Golf Show is positioned as a major “expotainment” event held at the Hong Kong Convention and Exhibition Centre (HKCEC). Our marketing plan for this event includes a promotional campaign budget of over HK$1 million, multi-channel promotion (including social media and digital advertising), free ticket distribution through partner channels (including property management networks and retail channels), VIP ticketing and opening ceremony arrangements, and an online registration system intended to support lead capture and conversion.

Sales and Marketing Organization

Our sales and marketing functions are organized to support both B2C member growth and B2B corporate/partner revenue opportunities. Our sales team focuses on membership sales and event/group engagement sales, while our marketing team covers PR, advertising, creative design, media operations and integrated marketing campaigns. Our technical team supports platform development, e-commerce functionality and payment system integration, enabling scalable customer acquisition and ongoing member engagement.

Pricing Strategy and Key Pricing Factors

We apply a premium-positioning pricing approach designed to reflect the quality and exclusivity of our services and member privileges. Our pricing strategy generally considers service quality and experience level, membership tier benefits, volume discounts for corporate or group engagements, and competitive dynamics in relevant segments. For the Golf Cards, pricing varies by tier, with different benefit levels corresponding to different pricing structures. For Group Services, pricing varies based on program type, participant count, venue requirements, operational complexity and the inclusion of bundled services.

Payment Arrangements

Our payment arrangements are generally structured to support payment in advance, particularly where event bookings, venue arrangements, travel planning, or third-party services must be secured.

Customer Conversion and Sales Cycle

Our sales cycle varies by offering. Membership and Golf Cards acquisition is driven by partner channels, digital engagement and event-led conversion; Group Services typically follow a proposal and booking cycle supported by corporate outreach, referrals and flagship events; and sponsorship/advertising engagements may be campaign-driven and tied to event timing and partner activation needs.

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COMPETITION

Asia’s golf, travel and premium lifestyle sectors are undergoing a period of accelerated transformation driven by rising consumer affluence, increased leisure participation, digital adoption and growing interest in wellness-oriented lifestyles. These trends are particularly prominent across Hong Kong and Asia, where expanding middle-class spending power and a maturing premium-services market are reshaping how consumers engage with sports, travel and lifestyle experiences. Against this backdrop, we believe significant market opportunities exist for an integrated golf-centric lifestyle platform such as ours.

Growing golfer population and rising golf participation across Asia. Golf participation in Asia has been expanding as the sport becomes increasingly associated not only with recreation, but also with socializing, business networking, wellness and travel. Younger consumers, female golfers and urban professionals are entering the sport in greater numbers, contributing to a more diverse and engaged participant base. As golf facilities, training environments and digital booking platforms continue to expand across the region, we expect total golfer participation and frequency of play to rise meaningfully over the coming years. These demographic shifts support growing demand for curated golf experiences, training services, golf travel and membership benefits — areas in which we are well positioned.

Surge in demand for premium lifestyle consumption and experiential services. Consumers in Hong Kong increasingly prioritize experiences that combine leisure, wellness, social interaction and personal development. This shift toward experiential consumption is especially evident among young professionals and affluent households who seek differentiated, high-quality activities and are willing to spend on curated travel, bespoke events, wellness experiences and premium sports such as golf. This ongoing consumption upgrade creates opportunities for platforms that can blend golf with lifestyle components such as travel, hospitality, events, retail and wellness. Our integrated ecosystem enables us to deliver such multi-scenario offerings across both online and offline channels.

Growth of cross-border leisure travel and sports tourism. As regional mobility increases and consumers place greater emphasis on travel-linked experiences, golf tourism has emerged as one of the fastest-growing segments within sports travel. Popular golf destinations in Southeast Asia, Japan and Korea have seen rising inbound traffic from Hong Kong and Chinese travelers seeking structured, hassle-free golf itineraries. The reopening and continued development of the transportation infrastructure further facilitates short-haul cross-border travel. These trends create expansion opportunities for our golf travel services, curated itineraries and cross-border membership programs.

Expanding digital adoption across premium consumer segments. Digital penetration among mid-to-high-income consumers continues to deepen, with mobile apps, social media platforms, and payment ecosystems increasingly shaping how consumers discover, engage with and purchase lifestyle offerings. This shift strengthens the value of an integrated digital platform capable of centralizing bookings, membership benefits, payments, loyalty points and content. By advancing our Golf Cards digital lifestyle identification and payment system, we seek to capture a growing share of this digitized consumption ecosystem and enhance recurring engagement from our members.

Rising demand for structured, high-quality golf events and corporate experiences. Golf continues to serve as a highly effective setting for corporate hospitality, team building and business development, particularly within professional and financial-services circles. Companies increasingly seek professionally organized golf events, tournaments, exhibitions and branded experiential activations that reinforce their corporate identity and engage high-value customers. Our experience in event organization—particularly through the Hong Kong Golf Show and our established network of course partners—position us to benefit from this expanding segment of corporate lifestyle spending.

Increasing integration of financial, lifestyle and loyalty ecosystems. Consumers across Asia are embracing payment systems and loyalty programs that unify spending across physical and digital environments. Financial institutions increasingly collaborate with lifestyle platforms to issue co-branded products that offer rewards, privileges and cross-category benefits. Our partnerships with leading financial institutions and the continued development of our Golf Cards membership and payment ecosystem create opportunities to participate in this growing convergence of finance, lifestyle services and consumer loyalty.

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INTELLECTUAL PROPERTY

We regard our trademarks, domain name and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this prospectus, we have not registered any trademarks.

We are the registered owner of the domain name https://www.glg.com.hk. We plan to renew the domain name registration before its expiration.

DATA PRIVACY AND PROTECTION

We place a strong emphasis on safeguarding the confidentiality, integrity and availability of data processed in connection with our operations, including our membership ecosystem, the Golf Cards program and related platform services. In the ordinary course of business, we collect and process personal information that is commonly required for member registration, Golf Cards issuance and administration, event participation, bookings (including tee time and travel arrangements), customer support and marketing communications, which may include a customer’s name, contact details and other information needed to provide the relevant services, as applicable.

We maintain internal policies and procedures, together with technical and organizational measures, designed to protect personal data and other sensitive information, including (as applicable) encryption and secure transmission of sensitive data, role-based access controls under “least privilege” principles, logging and monitoring of access to systems containing sensitive information, and restrictions on data extraction or export by personnel who do not require such access for legitimate business purposes. Certain systems and data may be hosted or processed by third-party service providers (including cloud and payment-related service providers supporting the Golf Cards program), and we seek to implement risk-based vendor management practices and contractual safeguards appropriate to the nature of the services and the sensitivity of the data involved. We also maintain incident response procedures intended to support the timely identification, assessment and remediation of security incidents, and to facilitate any required communications or notifications.

EMPLOYEES

Employees

The following table sets forth the number of employees of our Group by functions as of Latest Practicable Date and December 31, 2025:

Function	Latest Practicable Date	2025
Management, administration and finance	3	1
Sale and marketing	2	2
Customer service	2	2
Total	7	5

We have not experienced any significant disputes with our employees or any disruption to our operations due to any labour disputes. We have not experienced any difficulties in recruiting suitable employees. Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

Trainings are provided to our newly joined staff for the tasks they perform and we offer continuous trainings to our employees from time to time to improve their skills and to develop their potential.

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INSURANCE

As of the date of this prospectus, we have maintained insurance policies on employees’ compensation and property all risks insurance for our office facilities. We consider our insurance policies to be adequate and in line with industry standard. We were not subject to any material insurance claims or liabilities arising from our business operation.

We do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. For details regarding such risks, refer to “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 34 of this prospectus.

PROPERTIES

We do not own any real property.

As of the date of this prospectus, we entered into the following lease agreement:

Location	Term of Lease	Usage
Room A, 18/F., Genesis, 33-35 Wong Chuk Hang Road, Hong Kong	September 1, 2025 to August 31, 2026	Office

The following table set forth material terms of the lease agreement:

●	Monthly rental of HK$5,000, inclusive of management fees, common-area cleaning, and basic utilities;
●	The Company receives a one-month rent-free period from 1 August 2025 to 30 August 2025;
●	The premises may be used solely for lawful office purposes and may not be sublet or assigned;
●	Late payment penalty is 1% per day on overdue rental; and
●	The landlord may terminate the agreement for material breach by the Company.

LICENSES AND PERMITS

We have obtained all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong up to the date of this prospectus.

LEGAL PROCEEDINGS

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiary have been involved in any other litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Mr. Yu Chun Fai	63	Chief Executive Officer, Director and Chairman
Mr. Wong Ka Ho	42	Chief Financial Officer
Mr. Chan Kam Wing	33	Independent Director Nominee
Mr. Ho Sancho Shang Da	41	Independent Director Nominee
Mr. Yeung Yuk Hong	36	Independent Director Nominee

Below is a summary of the business experience of each our executive officers and directors:

Directors

Mr. Yu Chun Fai (“Mr. Yu”) has been serving as our Founder, Executive Director and Chief Executive Officer since the establishment of our Group and is primarily responsible for the overall strategic direction, business development and management of our Group. Upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, Mr. Yu will continue to oversee the Group’s long-term growth strategy and operational execution. Mr. Yu brings more than 35 years of experience in the financial industry, with deep expertise in the card and payment sector. Before founding our Group, Mr. Yu held senior roles at Morgan Stanley, AIG Asset Management (Asia) Ltd. and Allianz Dresdner Asset Management, where he gained extensive experience across asset management and financial services. Mr. Yu is also the founder of two companies listed on the GEM of the Hong Kong Stock Exchange, namely China Smartpay Group Holdings Limited and Oriental Payment Group Holdings Limited. Mr. Yu holds a Bachelor of Business Administration from the University of North Texas, United States.

Mr. Wong Ka Ho (“Mr. Wong”) has been serving as our Chief Financial Officer since February 1, 2026 and is primarily responsible for overseeing the Group’s financial management, reporting and internal control functions. Mr. Wong has more than ten years of experience in accounting, audit, financial reporting and corporate finance across listed companies, multinational groups and regulated financial institutions. Before joining our Group, Mr. Wong served as a Practising Director at Mas & Partners CPA Limited, where he led assurance engagements and provided taxation advisory services. From November 2019 to June 2021, he served as Accounting Manager at Delia Group of Schools, overseeing the accounting functions of five government-funded schools and managing budgeting, cashflow forecasting and monthly financial reporting. From May 2018 to October 2019, Mr. Wong was the Financial Controller of Greendotdot Limited, responsible for pre-IPO preparation, IFRS reporting and internal control development. Prior to that, he held the positions of Deputy Financial Controller and Financial Controller at Brilliant Circle Holdings International Limited between February 2017 and May 2018, where his responsibilities included group consolidation, annual report preparation and M&A due diligence. Earlier in his career, Mr. Wong held finance roles at Global International Credit Group Limited, Bernhard Schulte (Hong Kong) Limited and Wang On Group Limited, and began his professional training in external audit at Crowe Horwath (HK) CPA Limited and H.H. Lam & Co. Mr. Wong is a member of the Chartered Professional Accountants of Canada and the Hong Kong Institute of Certified Public Accountants. He obtained his Bachelor of Business Administration in Accountancy from The Hong Kong Polytechnic University and his Master’s degree in Information and Technology Management from The Chinese University of Hong Kong.

Independent Director Nominees

Mr. Chan Kam Wing is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Mr. Chan has extensive experience in private banking, portfolio management and strategic business leadership across Hong Kong’s financial and consumer sectors. Since January 2023, Mr. Chan has served as Managing Director of Aloha Wellness / Alchemy & Co., where he oversees strategic planning, financial management, operational execution and brand development for a boutique wellness group. Prior to this role, Mr. Chan was Vice President of Private Banking at Hang Seng Bank from June 2018 to November 2022, managing high-value portfolios for mid-corporate and high-net-worth clients, executing multi-asset investment strategies and advising on complex financing and derivative transactions. From April 2017 to May 2018, he served as Assistant Relationship Manager for the Greater China segment at Bank Julius Baer, supporting HNW client servicing, multi-asset trade execution and KYC and due-diligence processes. Mr. Chan holds a Bachelor’s degree from Lancaster University in the United Kingdom.

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Mr. Yeung Yuk Hong is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our IPO. Mr. Yeung has over 13 years of experience in auditing, corporate governance, financial management, and regulatory compliance. Since May 2023, Mr. Yeung has been serving as the Company Secretary and Authorised Representative of Zhong Ji Longevity Science Group Limited (HKEX: 00767), where he is responsible for developing fundraising strategies, leading M&A due diligence processes, and handling the full spectrum of company secretarial and compliance duties. He also holds the same roles at Orange Tour Cultural Holding Limited (HKEX: 08627) since April 2024 and at Fusen Pharmaceutical Company Limited (HKEX: 01652) since September 2024. Since August 2021, Mr. Yeung has served as an Associate Director at Techson Management Limited, where he reports directly to the board, provides corporate governance and accounting services, and liaises with external auditors and financial institutions. From January 2018 to July 2021, he was a Senior Consultant at Mega Infinity Strategic Limited, participating in IPO projects and providing consulting services on corporate development, compliance, and listing applications. Prior to that, Mr. Yeung served as an Accountant at Future Stars Management Consultants Limited from February 2017 to December 2017, and as an Assistant Manager at Crowe Horwath (HK) CPA Limited from October 2013 to January 2017, where he audited financial statements for listed and private clients and managed IPO cases. Mr. Yeung is a Fellow of the Hong Kong Institute of Certified Public Accountants and holds a Bachelor of Business Administration (Honours) in Accountancy from The Hong Kong Polytechnic University.

Mr. Ho Sancho Shang Da is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our IPO. Mr. Ho has over 12 years of experience in corporate finance, financial advisory and Hong Kong capital markets transactions. Since December 2022, Mr. Ho has served as a Director and Responsible Officer of Minerva Advisory Global Capital Limited, where he oversees the execution of listed company transactions as Financial Adviser and Independent Financial Adviser and advises clients on compliance with the relevant listing rules and regulatory matters. From December 2016 to February 2022, Mr. Ho served as Senior Manager at Ample Capital Limited and was appointed as a Responsible Officer for Type 6 (Advising on Corporate Finance) in May 2020, during which he supervised IPO due diligence work, prepared prospectus submissions, and liaised with professional parties and regulators. Prior to that, from March 2012 to November 2016, Mr. Ho served as Manager at Altus Capital Limited, leading due diligence teams and advising clients on corporate finance and Listing Rules compliance. Mr. Ho holds a Juris Doctor degree from The Chinese University of Hong Kong and a Bachelor of Commerce from the University of Queensland.

Employment Agreements and Director Agreements

We will enter into employment agreements with each of our executive officers, pursuant to which such individuals will agree to serve as our executive officers for a period of 3 years from the commencement of trading of our Class A Ordinary Shares on Nasdaq. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Family Relationships

There are no family relationships or other arrangements among our directors and executive officers.

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Board of Directors

Composition of our Board of Directors

Our BOD will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our BOD currently consists of one director and will have three independent directors appointed at the effectiveness of this registration statement. Our BOD determined that each of Mr. Chan Kam Wing, Mr. Yeung Yuk Hong and Mr. Ho Sancho Shang Da is an “independent director” as defined under the Nasdaq rules. Our board of directors will be composed of a majority of independent directors at the effectiveness of this registration statement.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

Prior to completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of our three independent directors and will be chaired by Mr. Yeung Yuk Hong. We determined that Mr. Yeung Yuk Hong satisfies the requirements of Section 303A of the Corporate Governance Rules/Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yeung Yuk Hong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

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Compensation Committee.

Our compensation committee will consist of our three independent directors and will be chaired by Mr. Ho Sancho Shang Da. We have determined that Mr. Ho Sancho Shang Da satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of our three independent directors, and will be chaired by Mr. Chan Kam Wing. We have determined that Mr. Chan Kam Wing satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

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Code of Business Conduct and Ethics

In connection with this offering, we will adopt a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available upon the effectiveness of this registration statement.

Duties of Directors

Under BVI law, our BOD has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on the standard of corporate governance under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or extraordinary general meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to follow Nasdaq listing rules and will not rely on our home country’s corporate governance practices within two years of the completion of our IPO.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of Nasdaq Rule 5600 Series and Rule 5250(d), we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Compensation of Directors and Executive Officers

For the years ended December 31, 2025 and 2024, we paid no cash nor benefits to our executive officers. We do not have a share incentive program to provide for grants of awards to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal years ended December 31, 2025 and 2024.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the years ended December 31, 2025 and 2024.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this prospectus:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

●	each of our directors, executive officers, and director nominees; and

●	all of our executive officers, directors, and director nominees as a group.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such conversion number of fully paid Class A Ordinary Shares calculated at the conversion rate.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned Prior to This Offering		Class B Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class A Ordinary Shares Beneficially Owned After This Offering(3)		Class B Ordinary Shares Beneficially Owned After This Offering(3)
Name of Beneficial Owners	Number	%	Number	%	Number	%	Number	%
Directors and Executive Officers:
Yu Chun Fai	5,334,400	66.7	-	-			-	-
Wong Ka Ho	-	-
All directors and executive officers as a group	5,334,400	66.7
5% shareholders:
Madrona Estates Limited(1)	2,560,000	32	-	-			-	-

(1)	Madrona Estates Limited, a company incorporated in Hong Kong with limited liability of registered address at 6th Floor, Grand Building, 15-18 Connaught Road, Central, Hong Kong, is owned as to 99.8% by Ms. Chow Pei Fung Audrey and 0.2% by Landmark Investments Limited.

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

Except as otherwise indicated below, the business address for our directors and executive officers is at Room A, 18/F., Genesis, 33-35 Wong Chuk Hang Road, Hong Kong.
Applicable percentage of ownership is based on 8,000,000 Class A Ordinary Shares and 0 Class B Ordinary Shares outstanding as of the date of this prospectus.
Applicable percentage of ownership is based on [ ] Class A Ordinary Shares and 0 Class B Ordinary Shares outstanding immediately after the offering (assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares).

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RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

The relationship of related party balances and transactions are summarized as follows:

Name of related parties	Relationship with the Company
Mr. Yu Chun Fai	The controlling shareholder of the Company
Madrona Estates Limited (“Madrona”)	Madrona is the shareholder of the company

a. Amounts due from a related party

As of December 31, 2024 and 2025, the balance of amounts due from a related party was as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$

Mr. Yu Chun Fai	650,119	-	-

The amount due from a related party was unsecured, non-interest bearing and repayable on demand. As of December 31, 2025 and as of the date of the prospectus, the amount due from Mr. Yu Chun Fai has been fully settled.

b. Amounts due to related parties

As of December 31, 2024 and 2025, the balances of amounts due to related parties were as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$

Mr. Yu Chun Fai	-	528,177	67,861
Madrona	12,000,000	12,000,000	1,541,762
	12,000,000	12,528,177	1,609,623

The amount due to related parties represents the advances to the Group made by the related parties for operational purposes. The amount due to a director was unsecured, non-interest bearing and repayable on demand.

c. Related Party Transactions

For the years ended December 31, 2023, 2024 and 2025, the related party transactions were as follows:

Name	Nature	2023	2024	2025	2025
		HK$	HK$	HK$	US$
Oriental City Group HK Ltd.	Consultant fee (1)	2,160,000	540,000	-	-

Notes:

1.	Mr. Yu Chun Fai provides consultancy service through his wholly owned company, Oriental City Group Hong Kong Limited, to GLG (HK) and charges GLG (HK) a consultant fee for such services. The consultant fee was recorded as legal and professional fee. The consultancy service agreement was terminated in March 2024.

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DESCRIPTION OF SHARE CAPITAL

We are a BVI business company with limited liability incorporated on March 6, 2026 pursuant to the BVI Business Companies Act of 2004 (as amended) (the “BVI Act”) under the name of “GLGHK Limited”. Our affairs are governed by our memorandum and articles of association (as amended and restated from time to time), the BVI Act and the common law of the BVI.

As provided in our memorandum and articles of association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this prospectus, we are authorized to issue unlimited number of shares of no par value divided into (i) Class A Ordinary Shares of no par value, and (ii) Class B Ordinary Shares of no par value. As of the date of this prospectus, 8,000,000 Class A Ordinary Shares and no Class B Ordinary Shares were issued and outstanding. We will issue [   ] Class A Ordinary Shares in this Offering.

The following are summaries of material provisions of our Memorandum and Articles of Association and the BVI Act insofar as they relate to material terms of our Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

General. Upon the completion of this Offering, we are authorized to issue unlimited number of shares of no par value divided into (i) Class A Ordinary Shares of no par value, and (ii) Class B Ordinary Shares of no par value. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion. Class B Ordinary Shares cannot be converted into Class A Ordinary Shares under any circumstances. Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our BOD. Our Memorandum and Articles of Association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Holders of Ordinary Shares will be entitled to the same amount of dividends per share, if declared.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Holders of our Class A Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

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Resolution of Directors means either: (a) a resolution approved at a duly convened and constituted meeting of Directors of the Company or of a committee of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or (b) a resolution consented to in writing by all Directors or by all members of a committee of Directors of the Company, as the case may be.

Resolution of Members means either: (a) a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or (b) a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Memorandum and Articles or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in our Company have been paid.

Meetings. We must provide written notice of all meetings of shareholders stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting. Our BOD shall call a general meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our BOD may call a general meeting of shareholders on its own motion. At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Class A Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were one of our individual shareholders.

Transfer of Ordinary Shares. Under the BVI Act, the transfer of a registered share which is not listed on a recognized exchange is by a written instrument of transfer signed by the transferor and containing the name of the transferee. However, the instrument must also be signed by the transferee if registration would impose a liability on the transferee to the Company. The instrument of transfer must be sent to the Company for registration. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the Company’s register of members is prima facie evidence that legal title in the share vests in that person.

The procedure is different for the transfer of shares that are listed on a recognized exchange. Such shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s Memorandum and Articles of Association.

Liquidation. As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors provided that the shareholders have approved, by resolution of members, a liquidation plan approved by the directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Class A Ordinary Shares on a pro rata basis.

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Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Ordinary Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Memorandum and Articles. If a shareholder fails to pay any call our Board of Directors may give to such shareholder not less than 14 days’ written notice requiring payment. The written notice shall also contain a statement that in the event of non-payment at or before the time named in the notice the Ordinary Shares, or any of them, in respect of which payment is not made will be liable to be forfeited. If such notice is not complied with, our Board of Directors may, before the payment required by the notice has been received, resolve that any Ordinary Shares the subject of that notice be forfeited

Redemption of Ordinary Shares. The BVI Act and our Articles of Association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variation of Rights of Shares. All or any of the rights as specified in the Memorandum may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of books and records.

Under the BVI Act, holders of our Class A Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, as amended and restated from time to time; (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our BOD shall determine, provided that such issuance does not exceed the maximum number of shares the Company is authorized to issue.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and class of shares held by each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the BVI Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the BVI Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the transfer agent. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

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If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the High Court of the BVI for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and for illustrative purposes only, the Delaware Corporation Law, which governs companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. Under the BVI Act two or more companies, each a “constituent Company”, may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known to the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

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Shareholders’ Suits.

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or its memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime). Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under BVI law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling general meetings.

BVI law and our Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall convene a shareholder’s meeting. As a BVI business company, we are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed with or without cause, by a resolution of our shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote. Directors can also be removed by a resolution of directors, with or without cause, passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s BOD.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or resolution of directors.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, the rights attached to any shares may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Memorandum and Articles of Association may be amended with a resolution of our shareholders or, subject to certain exceptions, by resolutions of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [  ] Class A Ordinary Shares (or [  ] Class A Ordinary Shares if the underwriter exercises its over-allotment option in full) and 0 Class B Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we plan to apply to list our Class A Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-up Agreements

We, together with each and any of our successors, have agreed not to, for a period of six (6) months after the closing of this Offering, directly or indirectly offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of our directors and executive officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months after the closing of this Offering, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. Pursuant to such lock-up agreements, each of our directors and executive officers has agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of six (6) months after the closing of this Offering, without the prior written consent of the underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our Class A Ordinary Shares prior to the completion of this Offering may sell such shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

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At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell upon expiration of the Lock-Up Agreements described above, within any three-month period, a number of Shares acquired prior to the completion of this Offering in the amount does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class, which will equal approximately [ ] Class A Ordinary Shares or [ ] Class B Ordinary Shares immediately after this Offering, assuming the over-allotment option is not exercised, and [ ] Class A Ordinary Shares or [ ] Class B Ordinary Shares, assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on Nasdaq, where we have applied to list our Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering without restriction. A person who was one of our affiliates at any time during the three months preceding a sale, upon expiration of the Lock-up Agreements described above, would remain subject to the volume restrictions described above.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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MATERIAL INCOME TAX CONSIDERATIONS

The following summary of material the BVI, Hong Kong and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company in respect of the Class A Ordinary Shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Hong Kong Taxation

Our subsidiary in Hong Kong are subject to a two-tiered profits tax rate regime. The first HKD$2 million of assessable profits earned by a company is subject to be taxed at a profits tax rate of 8.25%, while the remaining profits are taxed at the profits tax rate of 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

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●	controlled foreign corporations;

●	taxpayers subject to the applicable financial statement accounting rules under Section 451(b) of the U.S. Internal Revenue Code

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the U.S., including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

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Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

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If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiary is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Class A Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

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In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Class A Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

We plan enter into an underwriting agreement [dated the date] of this prospectus with Pacific Century Securities, LLC as the Representative for the several underwriters named therein (the “Representative”) with respect to the Class A Ordinary Shares in this Offering (the “Underwriting Agreement”). The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this Offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we agree to issue and sell to the underwriters the number of shares indicated below:

Name	Number of Class A Ordinary Shares
Pacific Century Securities, LLC	[*]
Total	[*]

The underwriters and the Representative are collectively referred to as the “underwriters” and the “Representative”, respectively. The underwriters are offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. The underwriters are not obligated to purchase the Class A Ordinary Shares covered by the underwriters’ over-allotment option to purchase Class A Ordinary Shares as described below. We agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable at whole or in part, from time to time, within for 45 days from the closing of this Offering, to purchase up to an aggregate of [●] additional Class A Ordinary Shares (equal to 15% additional Class A Ordinary Shares) at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase, and we will be obligated to sell, about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriters’ name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the name of each underwriter in the preceding table.

Discounts and Expenses

The underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[___] per ordinary share, based on the initial public offering price of $[___] per Class A Ordinary Share (being the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus). After this Offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is seven percent (7.0%) of the public offering price on each of the Class A Ordinary Share being offered.

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The table below shows the initial public offering price per Class A Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts (7.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Based on the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus.

We agree to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals. In addition, at the closing of the Offering, we will reimburse the Representative one percent (1.0%) of the actual amount of the offering as non-accountable expenses including any shares issued pursuant to the exercise of the underwriters’ over-allotment option.

We have agreed to pay an advanced expense deposit of $100,000 of which we paid $50,000, to the Representative for the Representative’s anticipated out-of-pocket expenses (the “Advance”); which will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the Representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately [$____________].

Lock-up Agreements

We agree that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the six (6) months from the closing of the Offering (the “restricted period”):

●	offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company.

Each of our directors and officers, and all of our existing shareholders that own 5% or more of our total outstanding securities (including warrants, options, convertible securities and Ordinary Shares) have agreed that, subject to certain exceptions, such director, officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months from the effective date of this prospectus:

●	offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, or

●	file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

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The underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the underwriters may base their decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the underwriters, for a period of 180 days from the date of the closing.

Pricing of the Offering

Prior to this Offering, there has been no public market for the Class A Ordinary Shares. The initial public offering price was determined by negotiations between us and the underwriters. The principal factors to be considered in determining the initial public offering price include, but not limited to:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The initial public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Class A Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We agree to indemnify the underwriters and any controlling person, director, officer, employee, affiliate, agent or counsel of the underwriters, against certain liabilities, including liabilities under the Securities Act, and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement . If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “GLG”. We make no representation that our Class A Ordinary Shares will continue to trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this Offering unless such Class A Ordinary Shares remain so listed at completion of this Offering.

108

Right of First Refusal

For a period of twelve (12) months from the closing of this offering, the Company shall grant to the Representative the right of first refusal (provided the offering is completed) to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent for any and all future public or private equity, equity-linked or debt offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such period of the Company, or any successor to or any subsidiary of the Company (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. In the event the engagement letter agreement between the Company and the Representative is terminated for any reason during the right of first refusal period, the Right of First Refusal shall remain in effect for a period of 12 months from the date of termination, unless otherwise agreed by the parties in writing. Any decision by the Representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the representative and shall be subject to general market conditions, provided the terms for such financing or transaction are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents. If the Representative declines to exercise the Right of First Refusal or is unable to provide same or more favorable terms to the Company under reasonable standard, the Company shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the representative. The Right of First Refusal granted hereunder shall be subject to FINRA Rule 5110(g), including that the Right of First Refusal may be terminated by the Company for “Cause,” which shall mean a material breach by the Representative of the underwriting agreement or a material failure by the Representative to provide the services as contemplated by the underwriting agreement.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

Offers Outside the United States

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Class A Ordinary Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

109

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may occur on ________or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction (except in the U.S.) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction other than the United States.

110

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total	$

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to our Company regarding U.S. securities law matters. The validity of the Class A Ordinary Shares offered hereby will be passed upon for us by Ogier. Certain legal matters with respect to Hong Kong law will be passed upon for us by Loeb & Loeb LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the Underwriter by McLaughlin & Stern, LLP. Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by BVI law.

EXPERTS

The consolidated financial statements as of December 31, 2025 and 2024 and for each of the years then ended included in this prospectus have been so included in reliance on the report of KD & Co., an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

111

GLGHK LIMITED AND ITS SUBSIDIARY

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

GLGHK Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GLGHK Limited and its Subsidiary (collectively, the “Company”) as of December 31, 2025 and December 31, 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KD & Co.

KD & Co.

We have served as the Company’s auditor since 2026.

Hong Kong, China

March 23, 2026

F-2

GLGHK Limited and its Subsidiary

Consolidated Balance Sheets

As of December 31, 2024 and 2025

	At December 31,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	255,526	7,484,978	961,672
Accounts receivable, net	-	466,090	59,883
Prepaid expenses and other current assets	252,127	278,191	35,742
Amount due from a related party	650,119	-	-
Total current assets	1,157,772	8,229,259	1,057,297
Non-current assets
Property and equipment, net	11,150	23,340	2,999
Deferred tax assets	1,793,957	715,084	91,874
Total assets	2,962,879	8,967,683	1,152,170

Liabilities and Shareholders’ Deficit
Current liabilities
Accrued expenses and other current liabilities	31,390	48,257	6,200
Amounts due to related parties	12,000,000	12,528,177	1,609,623
Total current liabilities	12,031,390	12,576,434	1,615,823
Total liabilities	12,031,390	12,576,434	1,615,823

Shareholders’ deficit
Class A Ordinary Shares, no par per share; unlimited number of Class A Ordinary Shares authorized, 8,000,000 and 8,000,000 Class A Ordinary Shares issued and outstanding as of December 31, 2024 and 2025*	-	-	-
Accumulated deficit	(9,068,511)	(3,608,751)	(463,653)
Total shareholders’ deficit	(9,068,511)	(3,608,751)	(463,653)
Total liabilities and shareholders’ deficit	2,962,879	8,967,683	1,152,170

* Giving retroactive effect of reorganization and share subdivision (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GLGHK Limited and its Subsidiary

Consolidated Statements of Income and Comprehensive Income

For the Years Ended December 31, 2024 and 2025

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue
Group services	166,576	6,144,279	789,418
Golf event management and promotion	-	4,150,002	533,193
Golf card services	32,666	37,161	4,775
Total revenue	199,242	10,331,442	1,327,386

Operating costs and expenses
Direct service fees	1,240,700	1,532,009	196,833
Expected credit loss	32,674	-	-
Legal and professional fees	588,600	65,800	8,454
Travel and entertainment expenses	573,164	52,188	6,705
Employee and compensation benefits expenses	1,738,389	1,985,839	255,141
Other operating costs and expenses	152,879	158,386	20,349
Total operating expenses	4,326,406	3,794,222	487,482
(Loss) Income from operations	(4,127,164)	6,537,220	839,904

Other (expense) income:
Other (expense) income	(1,651)	1,413	182
Total (expense) income, net	(1,651)	1,413	182

(Loss) Income before income taxes	(4,128,815)	6,538,633	840,086
Income tax benefit (expense)	681,254	(1,078,873)	(138,614)
Net (loss) income and total comprehensive (loss) income	(3,447,561)	5,459,760	701,472

Earnings per share – basic and diluted *
Class A Ordinary Shares	(0.43)	0.68	0.09

Weighted average shares outstanding – basic and diluted *
Class A Ordinary Shares	8,000,000	8,000,000	8,000,000

* Giving retroactive effect of reorganization and share subdivision (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GLGHK Limited and its Subsidiary

Consolidated Statements of Changes in Shareholders’ Deficit

For the Years Ended December 31, 2024 and 2025

	Class A Ordinary Shares
	Number of Shares	Amount	Accumulated deficit	Total
			HK$	HK$
Balance at December 31, 2023	8,000,000	-	(5,620,950)	(5,620,950)

Net loss	-	-	(3,447,561)	(3,447,561)

Balance at December 31, 2024	8,000,000	-	(9,068,511)	(9,068,511)

Net income	-	-	5,459,760	5,459,760

Balance at December 31, 2025	8,000,000	-	(3,608,751)	(3,608,751)
			US$	US$
Balance at December 31, 2025	8,000,000	-	(463,653)	(463,653)

Giving retroactive effect of reorganization and share subdivision (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

GLGHK Limited and its Subsidiary

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024 and 2025

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities:
Net (loss) income	(3,447,561)	5,459,760	701,472
Depreciation of property and equipment	880	7,448	957
Deferred tax (benefit)/ expense	(681,254)	1,078,873	138,614
Changes in operating assets and liabilities:
Accounts receivable	-	(466,090)	(59,883)
Prepaid expenses and other current assets	(252,127)	(26,064)	(3,349)
Accrued expenses and other current liabilities	19,840	16,867	2,167
Net cash (used in) provided by operating activities	(4,327,547)	6,070,794	779,978

Purchase of property, plant and equipment	(12,030)	(19,638)	(2,523)
Advance to a related party	(546,901)	-	-
Repayment from a related party	4,400,000	650,119	83,527
Net cash provided by investing activities	3,841,069	630,481	81,004

Proceeds from borrowings from a related party	-	699,881	89,921
Repayment of borrowings to a related party	-	(171,704)	(22,061)
Net cash provided by financing activities	-	528,177	67,860

Net (decrease) increase in cash	(486,478)	7,229,452	928,842

Cash, beginning of year	742,004	255,526	32,830

Cash, end of year	255,526	7,484,978	961,672

Supplemental disclosure information:
Cash paid for income tax	-	-	-
Cash paid for interest expense	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

GLGHK Limited and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2024 and 2025

1. Organization and Business Description

Organization and Nature of Operations

GLGHK Limited (the “Company” or “GLGHK”) is a limited liability company established under the laws of the British Virgin Islands on March 6, 2026. It is a holding company with no business operations. The Company conducts its business mainly through its principal subsidiary, Golf Lifestyle Group Company Limited, in Hong Kong (collectively, the “Group”). The Group is an integrated golf and lifestyle platform founded in 2012, providing golf training, coaching, and event management services to individual and corporate clients across Hong Kong.

As of December 31, 2025, the Company has direct or indirect interests in the following subsidiary:

Name	Place and date of incorporation	Ownership	Principal activity
Golf Lifestyle Group Company Limited (“GLG (HK)”)	Hong Kong May 29, 2012	100% owned by GLGHK	Engages in golf training, coaching, and event management services to individual and corporate clients across Hong Kong

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on March 13, 2026. Prior to the Reorganization, GLG (HK), the Company’s principal operating subsidiary, was owned as to 66.7% by Mr. Yu Chun Fai, 32.0% by Madrona Estates Limited and 1.3% by Mr. Cheung Yiu Keung.

As part of the Reorganization, the Company was incorporated under the laws of the British Virgin Islands on March 6, 2026 and owned as to 66.7% by Mr. Yu Chun Fai, 32.0% by Madrona Estates Limited and 1.3% by Mr. Cheung Yiu Keung.

On March 13, 2026, Mr. Yu Chun Fai, Madrona Estates Limited, and Mr. Cheung Yiu Keung transferred all their ordinary shares in GLG (HK) to the Company. Consequently, the Company became the direct holding company of GLG (HK) on March 13, 2026. The Company and its subsidiary resulting from Reorganization has always been under the common control of the same controlling shareholder, Mr. Yu Chun Fai, before and after the Reorganization. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The historical cost basis applied in this consolidation reflects the carryover basis of GLG (HK) as the predecessor entity, consistent with the Company’s accounting policy for common control transactions as described in Note 2.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the uncertain tax position. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Foreign Currency Translation

The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”). For the Company’s subsidiary in Hong Kong, the functional currency is HK$. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters.”

In the consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statements of income and comprehensive income.

F-7

Convenience Translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ deficit and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, amounts due from a related party, prepaid expenses and other current assets, deferred tax assets, accrued expenses and other current liabilities and amounts due to related parties approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2025 owing to their short-term nature or present value of the assets and liabilities.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service and after the reduction for the estimated residual values of property and equipment. Estimated useful lives are as follows:

Classification	Estimated useful life
Furniture and Fixtures	1 year
Computer Equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income.

F-8

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$800,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less an allowance for current expected credit loss (“CECL”). The Group evaluates its accounts receivable for CECL on a regular basis. The Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard replaces the “incurred loss methodology” credit impairment model with a new forward-looking methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In applying this standard, the Group has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Group has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the CECL.

For the years ended December 31, 2024 and 2025, the Company has recorded provision of HK$32,674 and nil for CECL for accounts receivable as at December 31, 2024 and 2025, respectively.

Allowance for CECL

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Prepaid Expenses

Prepaid expenses primarily include rental deposits and prepayment for business service fee. Prepaid expenses are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, management believes that the Company’s prepaid expenses are not impaired.

Revenue Recognition

The Company recognizes revenues under ASC Topic 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has elected to apply the practical expedient in ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its customers and when the customers pay for those services or deliverables will be one year or less.

The Company is an integrated golf and lifestyle platform, providing golf training, coaching, and event management services to individual and corporate clients across Hong Kong.

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

F-9

The Company enters into contracts with customers that include promises to transfer the golf and sports services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

The Company provides golf and sports services to corporate clients. In a contract with a customer, it would require the Company to perform or deliver one of the following in return for a consideration. The contract normally includes one of the following services, and the transaction price of each service fee has stated stand-alone in the contract. The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms.

The Company’s principal revenue streams include:

(a)	Group Services

The Company provides Group Services, which consist of integrated golf business programmes delivered to corporate clients and private groups (each a “Group Customer”). Each programme is a single unified event that simultaneously delivers professional golf training, business networking and team-building within one continuous experience. The training, networking and team-building components are structurally integrated and are not capable of being distinct within the context of the contract; they are not offered as separable services or individual performance obligations.

Each Group Services engagement is documented under a written contract with the Group Customer specifying the integrated programme scope, the number of participants and the total agreed consideration. The Company identifies each distinct service as a separate performance obligation where the service (i) is capable of being distinct on its own and (ii) is distinct within the context of the contract. Where services are bundled, the transaction price is allocated to each performance obligation on a relative stand-alone selling price basis.

For corporate group services, the Company concludes that the services constitute a single performance obligation satisfied at a point in time upon the successful delivery and completion of the event. Revenue is recognized at the point in time when the event has been delivered and control of the promised service has transferred to the customer.

F-10

(b)	Golf Event Management and Promotion

The Company organizes and manages golf-related events and exhibition, such as the Hong Kong Golf Show (the “Exhibition”), a flagship event held at the Hong Kong Convention and Exhibition Centre, serving as a major platform for exhibitor participation, sponsor activations, brand exposure, and industry engagement across the golf and lifestyle sectors.

Revenue from exhibition management services is principally derived from (i) exhibitor booth fees charged to participating brands, retailers, and service providers in exchange for allocated exhibition space and associated on-site services; and (ii) sponsorship fees charged to sponsors and advertising partners for branding rights, activation opportunities, and promotional placements in connection with the Exhibition.

The Company identifies each distinct service, booth space provision and sponsorship, as a separate performance obligation. An exhibition contract may include bundled complimentary services. Where the impact is insignificant, the Company recognises the full transaction price upon delivery of the primary service. Booth space provision and sponsorship is a performance obligation satisfied at a point in time upon the completion and delivery of the Exhibition, at which point the exhibitor obtains the right to use and occupy the allocated space and benefits to the sponsor and the Company has fulfilled its obligation to organize and make available the exhibition environment.

(c)	Golf Cards Services

The Company offers two specialized products — the Golf Membership Card and the Golf Payment Card (collectively referred to as the “Golf Cards”) — designed to serve as a comprehensive access point for golfers seeking seamless integration of golf services, travel-related offerings, and curated lifestyle benefits.

Revenue from the Golf Cards is principally derived from transaction-related income and commissions arising from member spending activity and partner-linked transactions facilitated through the Golf Cards platform; and (iii) service fees associated with bookings, event participation, and other member-initiated transactions processed through the platform.

Transaction-related income, commissions, and service fees are recognized at the point in time when the underlying transaction has been completed and the Company has fulfilled its performance obligation to facilitate the relevant booking, transaction, or event participation. Where the Company acts as an agent in facilitating transactions between members and third-party service providers, revenue is recognized on a net basis reflecting the Company’s commission or service fee entitlement.

The following table presents disaggregated information of revenues by business lines for the years ended December 31, 2024 and 2025, respectively:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Group services	166,576	6,144,279	789,418
Golf event management and promotion	-	4,150,002	533,193
Golf card services	32,666	37,161	4,775
Total revenue	199,242	10,331,442	1,327,386

Revenue disaggregated by timing of revenue recognition for the years ended December 31, 2024 and 2025 is disclosed in the table below:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Point in time	199,242	10,331,442	1,327,386
Total revenue	199,242	10,331,442	1,327,386

F-11

Other Expense, Net

Other expense primarily relates to bank charges, offset by the bank interest income.

Direct Service Cost

The Company’s direct cost of revenue is primarily comprised of the direct costs incurred in connection with the delivery of the golf and sports services, comprising principally fees paid to external professionals engaged to support the provision of golf training, coaching, and event management services, exhibition management, and Golf Cards programme operations. These costs are expenses as incurred.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions as of December 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2017 to 2024 of the Company’s Hong Kong subsidiary remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and 2025, there were no dilutive shares.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Significant Risks

Currency Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

F-12

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended December 31, 2024 and 2025, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue with specific customers.

For the year ended December 31, 2024, three customers accounted for approximately 72.6%, 16.4% and 11.0% of the Company’s total revenue, respectively. For the year ended December 31, 2025, no customer accounted for over 10% of the Company’s total revenue, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Issued Accounting Standards, not yet Adopted by the Company

In December 2023, the FASB Issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740).” ASU 2023-09 addresses investor requests for more disclosure about the tax risks in an entity’s global operations. This provides guidance for a disclosure of more detailed tax rate reconciliation and income tax paid in various jurisdictions. This ASU is effective for fiscal years beginning after December 15, 2024 for public business entities and December 15, 2025 for all other entities on a prospective basis. Retrospective application is also permitted. Early adoption is permitted for annual financial statements that have not yet issued or made available for issuance. The Company evaluated that the additional disclosure requirements do not have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

3. Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31:

	2024	2025	2025
	HK$	HK$	US$
At cost:
Furniture and fixtures	86,991	86,991	11,177
Computer equipment	9,379	29,017	3,727
	96,370	116,008	14,904

Less: accumulated depreciation	(85,220)	(92,668)	(11,905)
Net book value	11,150	23,340	2,999

Depreciation expenses recognized for the years ended December 31, 2024 and 2025 were HK$880 and HK$7,448 (US$957), respectively. No impairment losses were recognized for the years ended December 31, 2024 and 2025.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Deposits and prepayment	252,127	278,191	35,742
Prepaid expense and other current asset	252,127	278,191	35,742

F-13

5. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2024	2025	2025
	HK$	HK$	US$

Accrued expenses	31,390	48,257	6,200
	31,390	48,257	6,200

6. Income Taxes

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The components of the income tax provision are as follows:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Hong Kong:
Current tax	-	-	-

Deferred tax	(681,254)	1,078,873	138,614
Income tax (benefit) expense	(681,254)	1,078,873	138,614

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset are as follows:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Deferred tax assets:
- Net operating loss carry forwards	1,793,957	715,084	91,874
Total deferred tax assets	1,793,957	715,084	91,874

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidence to the extent it could be objectively verified. After evaluating both positive and negative evidence, management has concluded that it is more likely than not that the deferred tax assets will be realized through future taxable profits, and accordingly no valuation allowance has been established.

As of December 31, 2024, the Company had net operating loss carry-forward of HK$10,872,469 (US$1,396,897) from GLG (HK). These losses can offset future taxable income and can be carried forward indefinitely under the current tax legislation in Hong Kong. As of December 31, 2025, the Company had utilized the net operating loss carry-forward from GLG (HK) of HK$6,538,633 and the Company had net operating loss carry-forward of HK$4,333,836 (US$556,812) from GLG (HK) as of December 31, 2025.

Reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate of 16.5% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Profit (loss) before income taxes	(4,128,815)	6,538,633	840,085
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(681,254)	1,078,873	138,614

Income tax (benefit) expenses	(681,254)	1,078,873	138,614

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024 and 2025.

F-14

7. Related Party Balance and Transactions

The relationship of related party balances and transactions are summarized as follows:

Name of related parties	Relationship with the Company
Mr. Yu Chun Fai	The controlling shareholder of the Company
Madrona Estates Limited (“Madrona”)	Madrona is the shareholder of the company

a. Amounts due from a related party

As of December 31, 2024 and 2025, the balance of amounts due from a related party was as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$

Mr. Yu Chun Fai	650,119	-	-

The amount due from a related party was unsecured, non-interest bearing and repayable on demand. As of December 31, 2025, the amount due from Mr. Yu Chun Fai has been fully settled.

b. Amounts due to related parties

As of December 31, 2024 and 2025, the balances of amounts due to related parties were as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$

Mr. Yu Chun Fai	-	528,177	67,861
Madrona	12,000,000	12,000,000	1,541,762
	12,000,000	12,528,177	1,609,623

The amount due to related parties represents the advances to the Group made by the related parties for operational purposes. The amount due to a director was unsecured, non-interest bearing and repayable on demand.

c. Related Party Transactions

For the years ended December 31, 2024 and 2025, the related party transactions were as follows:

Name	Nature	2024	2025	2025
		HK$	HK$	US$
Oriental City Group HK Ltd.	Consultant fee (1)	540,000	-	-

Notes:

1.	Mr. Yu Chun Fai provides consultancy service through his wholly owned company, Oriental City Group Hong Kong Limited, to GLG (HK) and charges GLG (HK) a consultant fee for such services. The consultant fee was recorded as legal and professional fee. The consultancy service agreement was terminated in March 2024.

8. Shareholders’ Deficit

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2024 and 2025:

	December 31,
	2024	2025	2025
	HK$	HK$	US$
Numerator
Net (loss) income	(3,447,561)	5,459,760	701,472
Denominator
Weighted average Class A Ordinary Shares outstanding — basic and diluted*	8,000,000	8,000,000	8,000,000
Total weighted average shares outstanding*	8,000,000	8,000,000	8,000,000
Earnings per share — basic and diluted
Class A Ordinary Shares	(0.43)	0.68	0.09

* Giving retroactive effect of reorganization and share subdivision (Note 1).

As of December 31, 2024 and 2025, there were no dilutive securities, options, warrants, or other contracts to issue ordinary shares outstanding. Accordingly, diluted EPS equals basic EPS for each period presented.

F-15

Ordinary shares

The Company was established under the laws of the British Virgin Islands on March 6, 2026. The Company is authorized to issue an unlimited number of Ordinary Shares of no par. In connection with the incorporation, on the same date of its incorporation, the Company issued a total of 10,000 ordinary shares with no par value to its shareholders, in which the Company was owned as to 66.7% by Mr. Yu Chun Fai, 32.0% by Madrona Estates Limited and 1.3% by Mr. Cheung Yiu Keung.

All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share subdivision pursuant to ASC 260-10-55-12. Pursuant to a resolution of the shareholders dated March 16, 2026, each of the 10,000 ordinary shares in issue was subdivided into 800 Class A Ordinary Shares at a ratio of 1:800. As a result, there are 8,000,000 Class A Ordinary Shares issued and outstanding. The issuance of these 8,000,000 Class A Ordinary Shares is considered as part of the Reorganization of the Company, which was retrospectively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

9. Commitments and Contingencies

Commitments

As of December 31, 2025, the Company did not have any significant capital and other commitments.

Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

As of December 31, 2025, the Company had no outstanding lawsuits nor claims.

10. Leases

The Company leases office premises in Hong Kong under a short-term operating lease with a term of less than 12 months. The Company has elected the practical expedient under ASC 842-20-25-2 to not recognize right-of-use assets and lease liabilities for short-term leases. Lease payments under short-term leases are recognized as an expense on a straight-line basis over the lease term.

For the years ended December 31, 2024 and 2025, short-term lease expense recognized in the consolidated statements of income and comprehensive income was nil and HK$20,000 (US$2,570), respectively.

11. Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM is Mr. Yu Chun Fai, Chief Executive Officer and Chairman of the Board of Directors, who is responsible for the Company’s overall strategic direction and resource allocation decisions.

The CODM reviews the Company’s consolidated net revenue and net income/(loss) as the primary measures of segment performance. These measures are prepared and reported to the CODM on a consolidated basis. No separate financial information at a business line or geographic level is regularly prepared for the CODM’s decision-making, other than the revenue disaggregation by service line described below. The CODM uses net income/(loss) to assess the overall financial performance of the Company and to make decisions regarding resource allocation, including headcount, capital expenditures, and investment in service lines.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company is organized as a single integrated golf and sports services business, and the CODM evaluates performance and allocates resources at the consolidated entity level rather than by business line or geography.

The following table presents the measure of segment profit or loss and the significant expense categories regularly provided to the CODM for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue	199,242	10,331,442	1,327,386
Direct service fees	(1,240,700)	(1,532,009)	(196,833)
Expected credit loss	32,674	-	-
Employee and compensation benefits expenses	(1,738,389)	(1,985,839)	(255,141)
Legal and professional fees	(588,600)	(65,800)	(8,454)
Travel and entertainment expenses	(573,164)	(52,188)	(6,705)
Other operating costs and expenses	(152,879)	(158,386)	(20,349)
Income/(loss) from operations	(4,127,164)	6,537,220	839,904
Other (expense)/income, net	(1,651)	1,413	182
Income tax (expense)/benefit	681,254	(1,078,873)	(138,614)
Net (loss)/income	(3,447,561)	5,459,760	701,472

There are no inter-segment eliminations or other reconciling items between the segment measure of profit or loss and the Company’s consolidated net (loss)/income as the Company has only one operating segment.

F-16

Other Segment Items

Other segment items consist of depreciation of property and equipment and deferred income tax expense/(benefit), which are components of net income/(loss) as reported to the CODM. These items are not separately tracked or reported to the CODM for resource allocation purposes, but are presented below in accordance with ASC 280-10-50-28:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Depreciation of property and equipment	880	7,448	957
Income tax (benefit)/expense	(681,254)	1,078,873	138,614

The Company did not incur any interest expense, amortization, or other material non-cash charges during the periods presented that would require separate disclosure as other segment items.

Entity-wide disclosures

(a) Information about products and services. The following table disaggregates the revenue for the years ended December 31, 2024 and 2025 are as follows:

Revenue by service line	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Group services	166,576	6,144,279	789,418
Golf event management and promotion	-	4,150,002	533,193
Golf card services	32,666	37,161	4,775
Total revenue	199,242	10,331,442	1,327,386

All revenue is recognized at a point in time. Descriptions of the performance obligations underlying each business line are set out in Note 2, under “Revenue Recognition.”

(b) Information about geographic areas. All of the Company’s revenue for each period presented was generated from customers based in Hong Kong, and all of the Company’s long-lived assets were located in Hong Kong as of each balance sheet date. The Company has no revenue or long-lived assets outside Hong Kong, and accordingly no further geographic disaggregation is presented.

(c) Information about major customers. For the year ended December 31, 2024, three customers individually accounted for approximately 72.6%, 16.4% and 11.0% of the Company’s consolidated revenue. For the year ended December 31, 2025, no single customer individually accounted for 10% or more of the Company’s consolidated revenue.

(d) Information on reliance on major customers and seasonality. The Company’s revenue concentration in 2024 reflected its then-limited customer base during the early stages of operation. In 2025, the Company generated approximately 40% of its consolidated revenue from a single multi-stand exhibition event, the Outdoor and Sport Expo (Hong Kong Golf Show). While no individual customer accounted for 10% or more of 2025 revenue, the Company’s revenue and results of operations for 2025 were materially influenced by this event. A loss or significant reduction in the Company’s participation in future editions of the event could have a material adverse effect on its business, financial condition and results of operations.

12. Subsequent Events

The Reorganization was completed on March 13, 2026. Prior to the Reorganization, GLG (HK), the Company’s principal operating subsidiary, was owned as to 66.7% by Mr. Yu Chun Fai, 32.0% by Madrona Estates Limited and 1.3% by Mr. Cheung Yiu Keung.

As part of the Reorganization, the Company was incorporated under the laws of the British Virgin Islands on March 6, 2026 and owned as to 66.7% by Mr. Yu Chun Fai, 32.0% by Madrona Estates Limited and 1.3% by Mr. Cheung Yiu Keung.

On March 13, 2026, Mr. Yu Chun Fai, Madrona Estates Limited, and Mr. Cheung Yiu Keung transferred all their ordinary shares in GLG (HK) to the Company. Consequently, the Company became the direct holding company of GLG (HK) on March 13, 2026. The Company and its subsidiary resulting from Reorganization has always been under the control of the same controlling shareholder, Mr. Yu Chun Fai, before and after the Reorganization. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The historical cost basis applied in this consolidation reflects the carryover basis of GLG (HK) as the predecessor entity, consistent with the Company’s accounting policy for common control transactions as described in Note 2.

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued the consolidated financial statements. There was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

F-17

GLGHK LIMITED

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association provide that we shall indemnify, hold harmless and exonerate against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful.

Pursuant to the form of indemnification agreements has been filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On March 6, 2026, the Company has issued and allotted 132 Class A Ordinary Shares, 3,200 Class A Ordinary Shares and 6,668 Class A Ordinary Shares to CHEUNG Yiu Keung, MANRONA ESTATES LIMITED and YU Chun Fai, respectively.

On March 16, 2026, the Company has conducted the share subdivision, so that the shareholding of the shareholders of the Company becomes as follows:

CHEUNG Yiu Keung	105,600 Class A Ordinary Shares
MANRONA ESTATES LIMITED	2,560,000 Class A Ordinary Shares
YU Chun Fai	5,334,400 Class A Ordinary Shares

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index of this registration statement.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
4.1*	Specimen Certificate of Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of ordinary shares being registered
5.2*	Opinion of Loeb & Loeb LLP as to certain Hong Kong law matters
10.1*	Form of Indemnification Agreement
10.2*	Form of Employment Agreement between the Registrant and its executive officers
21.1*	List of Subsidiary of the Registrant
23.1*	Consent of KD & Co.
23.2*	Consent of Ogier (included in Exhibits 5.1)
23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 99.2)
24.1	Power of Attorney (included in signature page hereto)
99.1*	Code of Business Conduct and Ethics
99.2*	Director Nominee Consent of Chan Kam Wing
99.3*	Director Nominee Consent of Ho Sancho Shang Da
99.4*	Director Nominee Consent of Yeung Yuk Hong
99.5*	Form of Charter of the Audit Committee Charter
99.6*	Form of Charter of the Nominating and Corporate Governance
99.7*	Form of Charter of the Compensation Committee
99.8*	Clawback Policy
99.9*	Insider Trading Policy
107*	Filing Fee Table

* To be filed by amendment.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

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ITEM 9. UNDERTAKINGS.

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [  ] March, 2026.

GLGHK LIMITED

By:
Name:	Yu Chun Fai
Title:	Chief Executive Officer, Director and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director and Chairman	[ ], 2026
Yu Chun Fai	(Principal Executive Officer)

	Chief Financial Officer	[ ], 2026
Wong Ka Ho	(Principal Financial and Accounting Officer)

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of GLGHK Limited, has signed this registration statement in New York, on [  ], 2026.

Authorized U.S. Representative [Cogency Global Inc.]

By:
Name:
Title:

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